>MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

30     Forward-Looking Statements
31     Financial Highlights

Overview
32     Performance vs. Target
33     Financial Results
33     Non-GAAP Measures
33     Strong Shareholder Returns
33     Impact of Foreign Currency Translation

Group Financial Performance
34     Net Income
34     Total Revenue
34     Net Interest Income
36     Other Income
38     Non-Interest Expenses
38     Taxes
38     Non-Controlling Interest
40     Credit Quality
42     Fourth Quarter Results
42     Summary of Quarterly Results

Group Financial Condition
43     Assets and Liabilities
44     Capital Management
47     Off-Balance Sheet Arrangements
48     Financial Instruments

Business Lines
49     Overview
50     Domestic Banking
51     International Banking
52     Scotia Capital
53     Other

Risk Management
54     Overview
54     Credit Risk
57     Market Risk
60     Liquidity Risk
62     Operational Risk
63     Reputational Risk
63     Environmental Risk

Controls and Accounting Policies
64     Controls and Procedures
64     Summary of Critical Accounting Estimates
67     Change in Accounting Policies
67     Related Party Transactions

Supplementary Data
68     Credit Risk
73     Capital
74     Other Information
76     11-Year Statistical Information

2004 Scotiabank Annual Report 29

>MANAGEMENT’S DISCUSSION & ANALYSIS

Forward-Looking Statements

This document includes forward-looking statements which are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include comments with respect to our objectives, strategies, expected financial results (including those in the area of risk management), and our outlook for our businesses and for the Canadian, U.S. and global economies. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs such as “will,” “should,” “would” and “could.”

     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; the Bank’s ability to complete and integrate acquisitions; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; consolidation in the Canadian financial services sector; changes in tax laws; competition; judicial and regulatory proceedings; acts of God, such as earthquakes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements.

     The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the foregoing factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

     Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com, and on the EDGAR section of the SEC’s website at www.sec.gov.

[December 17, 2004]

30     2004 Scotiabank Annual Report

>MANAGEMENT’S DISCUSSION & ANALYSIS

>FINANCIAL HIGHLIGHTS

As at and for the years ended October 31	2004	2003	2002(1)	2001	2000
Operating results ($ millions)
Net interest income (TEB (2))	6,139	6,428	6,943	6,430	5,393
Total revenue (TEB(2))	10,459	10,443	10,885	10,501	9,058
Provision for credit losses	390	893	2,029	1,425	765
Non-interest expenses	5,862	5,731	5,974	5,662	5,119
Provision for income taxes (TEB (2))	1,067	1,062	869	1,106	1,184
Net income	2,931	2,477	1,797	2,169	1,926
Net income available to common shareholders	2,892	2,406	1,692	2,061	1,818

Operating performance
Basic earnings per share(3) ($)	2.87	2.38	1.68	2.06	1.83
Diluted earnings per share(3) ($)	2.82	2.34	1.65	2.02	1.81
Return on equity (%)	19.9	17.6	13.0	17.3	17.6
Productivity ratio (%)(TEB (2))	56.0	54.9	54.9	53.9	56.5
Net interest margin on total average assets(%)(TEB(2))	2.16	2.23	2.34	2.37	2.26

Balance sheet information ($ millions)
Cash and securities	75,928	83,773	76,467	73,444	60,130
Loans and acceptances	178,854	178,478	194,070	184,733	175,710
Total assets	279,212	285,892	296,380	284,425	253,171
Deposits	195,196	192,672	195,618	186,195	173,900
Preferred shares	550	800	1,275	1,775	1,775
Common shareholders’ equity	14,685	13,814	13,502	12,833	11,200
Assets under administration	156,800	161,974	144,433	153,110	156,668
Assets under management	21,225	19,964	21,472	21,942	18,797

Capital measures (%)
Tier 1 capital ratio	11.5	10.8	9.9	9.3	8.6
Total capital ratio	13.9	13.2	12.7	13.0	12.2
Common equity to risk-weighted assets	9.9	9.2	8.6	8.1	7.3
Tangible common equity to risk-weighted assets(4)	9.7	8.9	8.3	7.8	7.0
Risk-weighted assets ($ millions)	150,549	154,523	165,417	164,755	156,112

Credit quality
Net impaired loans after specific allowance(5) ($ millions)	879	1,522	2,095	1,734	1,239
General allowance for credit losses ($ millions)	1,375	1,475	1,475	1,475	1,300
Net impaired loans as a % of loans and acceptances(5)	0.49	0.85	1.08	0.94	0.71
Specific provision for credit losses as a % of average loans and acceptances	0.27	0.48	1.05	0.68	0.46

Common share information
Share price(3) ($)
High	40.00	33.70	28.10	25.25	22.83
Low	31.08	22.28	21.01	18.65	13.03
Close	39.60	32.74	22.94	21.93	21.75
Shares outstanding (3) (millions)
Average – Basic	1,010	1,010	1,009	1,001	991
Average – Diluted	1,026	1,026	1,026	1,018	1,003
End of period	1,009	1,011	1,008	1,008	996
Dividends per share (3) ($)	1.10	0.84	0.73	0.62	0.50
Dividend yield (%)	3.1	3.0	3.0	2.8	2.8
Dividend payout ratio(6) (%)	38.4	35.3	43.2	30.1	27.3
Market capitalization ($ millions)	39,937	33,085	23,129	22,091	21,661
Book value per common share (3) ($)	14.56	13.67	13.39	12.74	11.25
Market value to book value multiple	2.7	2.4	1.7	1.7	1.9
Price to earnings multiple (trailing 4 quarters)	13.8	13.8	13.7	10.6	11.9

Other information
Employees	43,928	43,986	44,633	46,804	40,946
Branches and offices	1,871	1,850	1,847	2,005	1,695

(1)	In 2002, the Bank incurred a loss of $540 million (after tax) following the extraordinary political and economic crisis in Argentina and the effect that this had on the Bank’s exposures related to Argentina. This reduced earnings per share by $0.53 and return on equity by 360 basis points.

(2)	Taxable equivalent basis. Refer to the non-GAAP measures on page 33.

(3)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(4)	Represents common shareholders’ equity and non-controlling interest in the common equity of operating subsidiaries, less goodwill and intangible assets, as a percentage of risk-weighted assets.

(5)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(6)	Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.

2004 Scotiabank Annual Report     31

> MANAGEMENT’S DISCUSSION & ANALYSIS

     > OVERVIEW

PERFORMANCE VS. TARGET	2004		2005
	Target	Performance	Target
Return on Equity (ROE)

Earn a return on equity of:	16-19%	19.9%	17-20%

ROE measures how well the Bank is using common shareholders’ invested money. It is calculated by dividing net income available to common shareholders by average common shareholders’ equity.

Earnings per Share (EPS)

Generate growth in earnings per common share of:	10-15%	20.5%	5-10%

EPS is the net income a company has generated per common share. It is calculated by dividing net income available to common shareholders by the average number of common shares outstanding.

Productivity

Maintain a productivity ratio of:	Below 58%	56.0%	Below 58%

The productivity ratio measures the overall efficiency of the Bank. It expresses non-interest expenses as a percentage of the sum of net interest income (on a taxable equivalent basis) and other income. A lower ratio indicates better productivity.

Tier 1 Capital

The Tier 1 capital ratio is a measure of the Bank’s overall strength. It is calculated by dividing Tier 1 capital by risk-weighted assets.	Maintain strong capital ratios	11.5%	Maintain strong capital ratios

32     2004 Scotiabank Annual Report

>MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Results

Scotiabank had an excellent year in 2004, exceeding all of its financial targets. We succeeded in earning through the substantial negative effect of foreign currency translation, as the Canadian dollar appreciated against virtually all currencies.

     Net income was a record $2,931 million, a substantial increase of $454 million or 18% over last year. Earnings per share (diluted) was $2.82, up from $2.34 in 2003. Return on equity was very strong at 19.9%.

     Credit quality in the corporate loan portfolio improved significantly, leading to a $503 million decline in the total provision for credit losses.

     Total revenues were virtually unchanged from last year, including the effect of foreign currency translation. Net interest income fell 4%, as the negative effect of foreign currency translation, a reduction in corporate loan volumes and a slight compression in the overall margin more than offset extremely robust retail loan growth. Non-interest revenues rose 8%, as securities gains and strong growth in retail fees and commissions more than offset declines in credit fees and investment banking and trading revenues.

     Expenses rose 2% over last year. The growth was tempered by the effect of foreign currency translation. Most of the increase was related to growth in business volumes, as well as higher performance and stock-based compensation. Our overall productivity ratio remained the best in the industry at 56.0%, but deteriorated slightly from last year due to more modest revenue growth.

     Our overall tax rate fell as Canadian corporate tax rates declined, and we earned more tax-exempt dividend income.

     We continue to generate significant capital from operations, and our Tier 1 capital ratio, at 11.5%, remains among the highest of the major Canadian banks. More important, our tangible common equity ratio was up 80 basis points to 9.7%, the strongest of the major Canadian banks.

Non-GAAP Measures

     The Bank, like many banks, analyzes revenues, net interest margin, and the productivity ratio, on a taxable equivalent basis (TEB). This methodology grosses up the tax-exempt income earned on certain securities and recorded in the financial statements on a GAAP basis, to an equivalent before-tax basis. The corresponding offset is made in the provision for income taxes. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. This use of TEB results in measures that are different from comparable GAAP measures, and may not be the same as measures presented by other companies. The amount of the taxable equivalent adjustment was $274 million in 2004, compared to $278 million last year.

Strong Shareholder Returns

Scotiabank shareholders continued to benefit from our strong financial performance. Total return (including both dividends and appreciation of the price of the Bank’s common shares) was 25% in 2004. This was the tenth consecutive year of positive shareholder returns, the best record among Canada’s major banks.

This performance, a result of our continued focus on generating sustainable earnings growth, continues to drive long-term shareholder returns. The compound annual return to shareholders averaged 22% over the past five years and 23% over the past 10 years. We continue to substantially outperform the S&P/TSX Composite Index.

For the financial years (%)	2004	2003	2002	2001	2000
Annual return	24.7	46.8	7.8	3.7	33.3
Five-year return (annualized)	22.2	18.6	11.1	18.9	28.4

     Shareholders received two dividend increases in 2004. As a result, dividends per share rose year over year by 31% to $1.10. The Bank also declared a stock dividend to effect a two-for-one split of our common shares.

Impact of Foreign Currency Translation

Foreign currency translation had a significant negative effect on the Bank’s earnings in 2004. This arose from the ongoing strengthening of the Canadian dollar by 9% versus the U.S. dollar, 17% versus the Mexican peso and against many other currencies in which the Bank conducts its business.

     Changes in the average exchange rates between 2003 and 2004 affected 2004 net income as follows:

Average exchange rate	2004	2003
U.S. dollar/Canadian dollar	0.7586	0.6936
Mexican peso/Canadian dollar	8.5968	7.3388

Impact on income ($ millions)	2004 vs. 2003
Net interest income	$(321)
Other income	(212)
Non-interest expenses	227
Other items (net of tax)	96
Net income	$(210)

     The above-noted impact on net income was moderated somewhat by actions taken by management.

2004 Scotiabank Annual Report     33

>MANAGEMENT’S DISCUSSION & ANALYSIS

     >GROUP FINANCIAL PERFORMANCE

Net Income

Scotiabank had another record year in 2004, with net income of $2,931 million, a substantial increase of $454 million or 18% over 2003. The increase was driven by significantly lower credit losses and higher securities gains, as well as business growth in several areas. These were partly offset by a narrower margin, declining volumes in corporate lending and the negative impact of foreign currency translation as noted on the previous page.

Total Revenue

Total revenues (on a taxable equivalent basis) were $10,459 million in 2004, which was up marginally from the prior year. Contributing to the growth were higher results in the Bank’s domestic operations as well as an increase in securities gains, along with higher local currency results in International Banking, particularly in Mexico and several countries in the Caribbean. These were offset by the negative effect of foreign currency translation, lower corporate loan balances and credit fees and a decline in the net interest margin. Overall, total underlying revenue in the Bank grew by 5%. There was also a negative impact from the implementation this year of the new accounting standard for hedging relationships (AcG 13). Under this standard, derivatives that do not meet specific criteria for designation as hedges are marked to market, and gains or losses are taken into income in the current year.

Net Interest Income

Net interest income (on a taxable equivalent basis) was $6,139 million in 2004, down $289 million from last year, due primarily to the effect of foreign currency translation. Underlying net interest income rose by $32 million.

     The Bank’s net interest margin (net interest income as a percentage of average assets) was 2.16% in 2004, a decrease of seven basis points from the previous year. This was largely due to a decline in the Canadian currency margin.

     Canadian currency net interest income was $3,684 million in 2004, a decrease of $36 million from the prior year. The effect of an 8% increase in average assets was more than offset by a compression in the net interest margin. The narrower margin was largely the result of low interest rates during the year and competitive pressures, particularly in retail mortgages.

     Foreign currency net interest income was $2,455 million this year, $253 million below 2003, due entirely to the effect of foreign currency translation. Local currency net interest income rose by $68 million or 3%, largely from strong growth in International Banking, particularly the Caribbean and Scotia-bank Inverlat in Mexico. This was partly offset by a decline in net interest income from the Bank’s corporate business in the U.S. and Europe, where asset levels continued to fall.

Outlook

Canadian currency net interest income is expected to increase next year, mainly from asset growth. On the foreign currency side, it is expected that the stronger Canadian dollar will continue to have a negative foreign currency translation impact. However, underlying local currency growth is expected in most of the Bank’s international operations, and in Scotia Capital’s U.S. operations.

34     2004 Scotiabank Annual Report

>MANAGEMENT’S DISCUSSION & ANALYSIS

Table 1 Average balance sheet and interest margin(1)

	2004		2003
Taxable equivalent basis (2)	Average	Average	Average	Average
For the fiscal years ($ billions)	balance	rate	balance	rate
Assets
Deposits with banks	$16.8	2.62%	$16.2	2.72%
Securities	63.4	4.63	58.3	5.38
Loans:
Residential mortgages	64.5	5.39	57.9	5.93
Personal and credit cards	28.0	7.38	24.5	8.09
Business and governments	57.9	5.07	67.3	5.44
Securities purchased under resale agreements	20.2	2.94	27.8	3.13

	170.6	5.32	177.5	5.60

Total earning assets	250.8	4.96	252.0	5.37
Customers’ liability under acceptances	7.1	–	8.0	–
Other assets	26.1	–	28.5	–

Total assets	$284.0	4.38%	$288.5	4.69%

Liabilities and shareholders’ equity
Deposits:
Personal	$78.0	2.66%	$75.9	2.93%
Business and governments	94.5	2.46	89.3	2.88
Banks	23.7	1.65	25.2	1.70

	196.2	2.44	190.4	2.74

Obligations related to securities sold under repurchase agreements	23.4	3.27	30.8	3.54
Subordinated debentures	2.7	4.20	3.2	4.35
Other interest-bearing liabilities	14.6	4.43	15.5	4.17

Total interest-bearing liabilities	236.9	2.66	239.9	2.96
Other liabilities including acceptances	32.0	–	33.9	–
Shareholders’ equity	15.1	–	14.7	–

Total liabilities and equity	$284.0	2.22%	$288.5	2.46%

Net interest margin		2.16%		2.23%

(1)	Average of daily balances.

(2)	Refer to the non-GAAP measures on page 33.

Table 2 Volume/rate analysis of changes in net interest income

	2004 versus 2003		2003 versus 2002
	Increase (decrease) due to change in:		Increase (decrease) due to change in:
Taxable equivalent basis (1)	Average	Average	Net	Average	Average	Net
For the fiscal years ($ millions)	volume	rate	change	volume	rate	change
Net interest income
Assets	$(212)	$(861)	$(1,073)	$(411)	$(701)	$(1,112)
Liabilities and shareholders’ equity	111	673	784	216	381	597

Total	$(101)	$(188)	$(289)	$(195)	$(320)	$(515)

(1) Refer to the non-GAAP measures on page 33.

2004 Scotiabank Annual Report     35

>MANAGEMENT’S DISCUSSION & ANALYSIS

Other Income

Other income was $4,320 million in 2004, an increase of $305 million or 8% from 2003, despite a reduction of $212 million from foreign currency translation. The underlying year-over-year increase in other income was substantially higher at 13%.

     Card revenues of $231 million rose by 13% in 2004. Excluding the 2004 reclassification of ScotiaGold benefits to operating expenses, the sale of Inverlat’s point of sale business and the effect of foreign currency translation, card revenues increased by 21%. This reflected the maturity of certain credit card securitizations, growth in transaction volumes and expansion of the commercial card program.

     Revenues from deposit and payment services, which represent revenues earned from retail, commercial and corporate customers, were $53 million or 9% higher than 2003. This growth arose from pricing changes, volume growth and new initiatives, such as the ABM alliance with Shell Canada. Partly mitigating this growth was the effect of foreign currency translation on revenues in International Banking.

     Mutual fund fees increased by $10 million or 6% in 2004, in line with the growth in our mutual fund assets in Canada.

     Revenues from investment management, brokerage and trust services were $504 million, an increase of $49 million or 11% from last year. This was entirely from higher commissions in both full-service retail brokerage and direct investing, as an improvement in equity markets resulted in higher client trading activity, particularly in the first half of the year.

     Credit fees declined by $101 million or 15% to $583 million in 2004. About one quarter of the decrease was due to the effect of foreign currency translation on U.S. dollar fees. The balance of the decline was a result of lower loan utilization, reflecting weak market demand for corporate loans, particularly in the U.S. and Europe.

     Trading revenues of $476 million were $25 million below last year, largely from the negative effect of foreign currency translation. Record results were achieved in precious metals and foreign exchange trading, while revenues declined in fixed income, reflecting challenging bond market conditions.

     Investment banking revenues were $648 million in 2004, a decrease of $25 million from last year. Underwriting revenues were slightly lower than last year’s record results, as markets for new issues remained buoyant, and institutional brokerage commissions rose 13%. As well, option premiums, which were reported in investment banking in 2003, are reported in net gain on investment securities in 2004.

     Net gain on the sale of investment securities increased a substantial $318 million to $477 million in 2004, primarily from higher gains on the sale of equities and strong returns on private equity fund investments. Equity gains included a $125 million pre-tax gain on the sale of one-third of the Bank’s investment holding in Shinsei Bank in Japan.

     Securitization revenues fell by $29 million during the year, largely from the maturity of certain credit card, mortgage and revolving credit securitizations. The decline in this category was offset by increases in other fee-based revenues and net interest income. Miscellaneous revenues reported in “other” were up modestly from 2003.

Outlook

     We expect growth in most revenue categories in 2005, except in gains on investment securities, where the exceptional revenues earned in 2004 are not expected to be repeated. As well, the ongoing appreciation of the Canadian dollar is anticipated to continue to mitigate year-over-year growth.

36      2004 Scotiabank Annual Report

>MANAGEMENT’S DISCUSSION & ANALYSIS

Table 3 Other income

							2004
							versus
For the fiscal years ($ millions)	2004	2003	2002		2001	2000	2003
Card revenues	$231	$204	$280		$211	$116	13%
Deposit and payment services
Deposit services	536	479	445		456	433	12
Other payment services	110	114	111		105	75	(3)

	646	593	556		561	508	9

Mutual funds	171	161	174		161	131	6
Investment management, brokerage and trust
Retail brokerage	335	280	304		317	389	20
Investment management and custody	53	53	32		33	85	–
Personal and corporate trust	116	122	137		127	128	(5)

	504	455	473		477	602	11

Credit fees
Commitment and other credit fees	477	565	540		504	512	(16)
Acceptance fees	106	119	131		136	120	(11)

	583	684	671		640	632	(15)

Trading revenues	476	501	439	(1)	447	326	(5)
Investment banking
Underwriting fees and other commissions	477	472	405		352	278	1
Foreign exchange and other	171	201	187		246	152	(15)

	648	673	592		598	430	(4)

Net gain on investment securities	477	159	179	(1)	217	358	100+
Securitization revenues	111	140	162		220	206	(21)
Other	473	445	317	(1)	447	274	6

Total before the undernoted	4,320	4,015	3,843		3,979	3,583	8
Gains on sale of businesses	–	–	99		92	82	–

Total other income	$4,320	$4,015	$3,942		$4,071	$3,665	8%

Percentage increase (decrease) over previous year	8%	2%	(3)%		11%	15%

(1) The following items were affected by Argentine charges – trading revenues included a gain of $4, net gain on investment securities included a charge of $20 and other included a charge of $87.

Table 4 Trading revenue

Taxable equivalent basis
For the fiscal years ($ millions)	2004	2003	2002	2001	2000
Reported in other income
Securities trading	$40	$78	$(36)	$92	$108
Foreign exchange and precious metals trading	306	281	257	216	148
Derivative and other trading	130	142	218	139	70

	476	501	439	447	326
Reported in net interest income	287	301	337	190	126

Total trading revenue	$763	$802	$776	$637	$452

% of total revenues (net interest income plus other income)	7.3%	7.7%	7.1%	6.1%	5.0%

2004 Scotiabank Annual Report     37

> MANAGEMENT’S DISCUSSION & ANALYSIS

Non-interest expenses

Non-interest expenses were $5,862 million in 2004, an increase of $131 million or 2% from last year, which was moderated by the effect of foreign currency translation. Underlying expenses grew by 6% over 2003.

     Salaries and employee benefits rose 3% during the year, tempered by the effect of foreign currency translation. Underlying growth was 6%, with several factors contributing to this increase, including normal growth in employee salaries and an increase in stock-based compensation following the 21% increase in the Bank’s share price during the year. This was partly offset by hedging activity. As well, there was higher performance-based compensation in Scotia Capital and full-service retail brokerage. Pensions and other employee benefits were also up over last year, primarily due to the effect of higher benefit obligations resulting from a decline in interest rates.

     Premises and technology expenses fell by $17 million or 1%. However, excluding the effect of foreign exchange translation, and the impact of implementing a new accounting standard for the capitalization of software development costs this year, expenses rose by 5%. The largest contributor to this growth was the full impact of outsourcing the Bank’s cheque processing operations to Symcor in 2003. These outsourcing expenses are now reported in technology spending rather than in various other categories, such as salary expenses. As well, the Bank continued to make investments in new systems in each of the three business lines — Domestic Banking, Scotia Capital and International Banking.

     In 2004, mortgage appraisal and acquisition costs were up $23 million or 28%, in line with higher mortgage volumes. There were smaller increases in other expense categories, mainly due to increased advertising to support business growth, more training, higher professional fees and the 2004 reclassification of ScotiaGold benefits to operating expenses from other income.

     Our productivity ratio — a measure of efficiency in the banking industry — was 56.0% for the year and remained better than our target of 58%.

Outlook

Given the moderate growth in revenues expected in 2005, our focus on cost control will be a continuing priority. While some growth in operating expenses is likely, our productivity ratio is expected to remain below our target of 58%.

Taxes

The Bank pays a large number of taxes, which include direct taxes on income by Canadian federal and provincial governments and the governments of foreign jurisdictions in which the Bank operates, and several indirect taxes.

     In 2004, the provision for income taxes and other taxes amounted to $1.5 billion, in line with the prior year.

     The provision for income taxes was virtually unchanged, in spite of higher pre-tax income. This was due to a 1.2% reduction in Canadian federal and provincial tax rates, and an increase in tax-exempt dividend income. As well, Scotiabank Inverlat benefited from the utilization of previously unrecognized tax loss carryforwards. As a result, the Bank’s overall effective tax rate for the year was 20.1%, down from 22.2% last year.

     Indirect taxes, which include payroll taxes, capital taxes, business taxes, deposit insurance premiums and other smaller items, amounted to $402 million in 2004, up marginally from last year.

Outlook

In 2005, the Bank’s effective tax rate should remain in the range of 20 to 25%, though it may vary on a quarterly basis.

Non-controlling interest

The deduction for non-controlling interest in the income of subsidiaries was $209 million, a decline of $71 million from 2003, due mainly to the increase in the Bank’s ownership of Scotiabank Inverlat to 97% during the year. This reduction was partly offset by the impact of the issuance of the Scotiabank Trust Securities (“Scotia BaTS”) on February 13, 2003. As these Scotia BaTS represent Tier 1 regulatory capital, the Bank was able to redeem certain preferred shares last year. Accordingly, the increase in costs related to the Scotia BaTS was entirely offset by lower preferred share dividends.

38     2004 Scotiabank Annual Report

>MANAGEMENT’S DISCUSSION & ANALYSIS

Table 5 Non-interest expenses and productivity

						2004
						versus
For the fiscal years ($ millions)	2004	2003	2002	2001	2000	2003
Salaries and employee benefits
Salaries	$2,924	$2,921	$2,925	$2,856	$2,594	–%
Pensions and other employee benefits	528	440	419	364	350	20

	3,452	3,361	3,344	3,220	2,944	3

Premises and technology
Net premises rent	170	180	192	200	179	(6)
Premises repairs and maintenance	46	44	53	49	39	5
Property taxes	58	56	57	59	55	4
Computer equipment, software and data processing	509	498	456	404	309	2
Depreciation	189	208	243	243	267	(9)
Other premises costs	167	170	182	178	146	(2)

	1,139	1,156	1,183	1,133	995	(1)

Communications
Telecommunications	63	68	74	75	62	(7)
Stationery, postage and courier	185	183	207	210	190	1

	248	251	281	285	252	(1)

Advertising and business development
Advertising and promotion	113	103	105	118	90	10
Travel and business development	97	96	103	99	86	1

	210	199	208	217	176	6

Professional	163	141	136	157	150	15
Business and capital taxes
Business taxes	89	90	118	121	83	(1)
Capital taxes	53	54	50	87	93	(2)

	142	144	168	208	176	(1)

Other
Employee training	43	37	42	43	34	15
Amortization of goodwill and other intangibles	27	29	28	52	28	(6)
Other	438	382	347	347	398	15

	508	448	417	442	460	13

Total before the undernoted	5,862	5,700	5,737	5,662	5,153	3
Loss on disposal of subsidiary operations(1)	–	31	237	–	–	(100)
Restructuring provisions following acquisitions	–	–	–	–	(34)	–

Total non-interest expenses	$5,862	$5,731	$5,974	$5,662	$5,119	2%

Productivity ratio (TEB)(2)	56.0%	54.9%	54.9%	53.9%	56.5%

(1)	Refer to Note 23 on page 119.

(2)	Taxable equivalent basis. Refer to the non-GAAP measures on page 33.

Table 6 Taxes

						2004
						versus
For the fiscal years ($ millions)	2004	2003	2002	2001	2000	2003
Income taxes
Provision for income taxes(1)	$793	$784	$601	$876	$990	1%
Taxable equivalent adjustment(2)	274	278	268	230	194	(1)

Provision for income taxes (TEB)(2)	1,067	1,062	869	1,106	1,184	–
Other taxes
Payroll taxes	139	139	149	149	146	–
Business and capital taxes	142	144	168	208	176	(1)
Goods and services and other	121	110	114	110	107	11

Total other taxes	402	393	431	467	429	2

Total taxes(3)	$1,469	$1,455	$1,300	$1,573	$1,613	1%

(1)	Includes provision for (recovery of) income tax related to Argentine charges of nil (2003 – $3; 2002 – $(254); 2001 – $(38)). Refer to Note 23 on page 119.

(2)	Taxable equivalent basis. Refer to the non-GAAP measures on page 33.

(3)	Comprised of $917 of Canadian taxes (2003 – $960; 2002 – $818; 2001 – $1,043; 2000 – $1,175) and $552 of foreign taxes (2003 – $495; 2002 – $482; 2001 – $530; 2000 – $438).

2004 Scotiabank Annual Report     39

>MANAGEMENT’S DISCUSSION & ANALYSIS

Credit Quality

Impaired loans

Net impaired loans after deducting only the specific allowance for credit losses were $879 million at October 31, 2004, a significant improvement of $643 million from a year ago, of which $74 million was due to the effect of foreign currency translation. After also deducting the general allowance for credit losses, net impaired loans were $(496) million compared to $47 million last year. The largest decline was in Scotia Capital, reflecting better credit conditions in the U.S., Canadian and European loan portfolios. There were also improvements in the commercial portfolio in Canada, and in International, partly due to the effect of foreign currency translation.

     As shown in the chart at the right, net impaired loans as a percentage of loans and acceptances were 0.49% at October 31, 2004, much lower than 0.85% a year ago.

     In Canada, gross impaired loans in Domestic Banking fell modestly, as the Bank took action on a number of loans in the commercial portfolio.

     In International Banking, the portfolio remained in good condition. Gross impaired loans declined by $319 million. Of this decline, $238 million was in Latin America, reflecting a lower level of problem loans in Mexico, Chile and El Salvador. In Mexico, part of the decline came from a 2004 change in the classification criteria for residential mortgages.

     Most notably, gross impaired loans in Scotia Capital’s U.S. portfolio fell by $383 million to $701 million. Large declines were also evident in Europe, where balances declined by $174 million to $212 million, and in Canada, with balances falling by $147 million to $52 million.

Specific provision for credit losses

In 2004, the specific provision for credit losses was $490 million, a significant improvement from $893 million in 2003 ($957 million excluding the reversal of provisions related to Argentine cross-border loans). Most of this improvement was in the corporate portfolio, reflecting better credit conditions prevailing throughout 2004.

     Domestic Banking provisions were $317 million, an increase of $45 million from last year. Most of this growth was in the commercial portfolio to provide for a small number of accounts that deteriorated during the year. Despite this, credit quality remained strong in commercial banking. The balance related to growth in the retail loan portfolio, where provisions remained low at 0.23% of average assets, an improvement of 3 basis points from 2003.

     In International Banking, provisions of $70 million were $3 million below last year. However, excluding the reversals of $64 million in 2003 related to Argentine cross-border loans, provisions declined by $67 million year over year. This arose from lower levels of provisioning in the Caribbean and Chile.

     In Scotia Capital, specific provisions were $106 million, a substantial decline of $443 million from 2003. This reduction was across all the portfolios, including $216 million in the U.S., $138 million in Canada and $89 million in Europe. These declines were due to fewer new problem loans, partially offset by lower provision reversals in 2004 compared to the previous year. Overall, better credit conditions, including more robust capital markets, prevailed in 2004.

General allowance

During 2004, the general allowance for credit losses was reduced by $100 million to $1,375 million at October 31, 2004, or 0.91% of risk-weighted assets. The lower levels of corporate and commercial loans, and the improved credit quality of these portfolios were the primary reasons for this reduction. The positive aspects of these factors were tempered by concerns about the potential impact on the loan portfolio of rising energy prices and the substantial strengthening of the Canadian dollar.

Outlook

While we expect specific provisions for credit losses in 2005 to be generally in line with those incurred in 2004, there may be some volatility on a quarterly basis.

     As well, if there is sustained improvement in credit quality of the commercial and corporate portfolios, the general allowance may be further reduced in 2005.

40     2004 Scotiabank Annual Report

>MANAGEMENT’S DISCUSSION & ANALYSIS

Table 7 Impaired loans by business line

	2004
		Allowance for credit	Gross Impaired Loans
As at October 31 ($ millions)	Net	losses	Gross	2003	2002	2001	2000
Domestic
Retail	$78	$(189)	$267	$292	$287	$258	$270
Commercial	51	(119)	170	184	225	332	343

	129	(308)	437	476	512	590	613

International(1)
Latin America	(21)	(390)	369	607	995	1,587	432
Caribbean	172	(120)	292	305	329	283	261
Asia	49	(84)	133	142	164	302	341
Europe	1	(3)	4	63	84	63	66

	201	(597)	798	1,117	1,572	2,235	1,100

Scotia Capital
Canada	15	(37)	52	199	127	203	111
United States	442	(259)	701	1,084	1,688	1,280	865
Other	92	(120)	212	386	113	156	76

	549	(416)	965	1,669	1,928	1,639	1,052

Gross impaired loans			2,200	3,262	4,012	4,464	2,765
Allowance for credit losses – specific and country risk(1)		(1,321)		(1,740)	(1,917)	(2,730)	(1,526)

	$879			$1,522	$2,095	$1,734	$1,239
Allowance for credit losses – general	(1,375)	(1,375)		(1,475)	(1,475)	(1,475)	(1,300)

Net impaired loans after general allowance	$(496)			$47	$620	$259	$(61)

Net impaired loans(2) as a % of loans and acceptances	0.49%			0.85%	1.08%	0.94%	0.71%
Specific allowance(1) for credit losses as a % of gross impaired loans	60%			53%	48%	61%	55%

(1)	Prior years’ numbers include designated emerging market gross impaired loans and offsetting country risk allowance as follows: 2003 – $21; 2002 – $25; 2001 – $25; 2000 – $24.

(2)	Net impaired loans after deducting specific allowance for credit losses.

Table 8 Provisions for credit losses

For the fiscal years ($ millions)	2004	2003		2002		2001	2000
Specific provisions for credit losses
Net specific provisions	$648	$1,057		$2,198		$1,373	$878
Recoveries	(158)	(164)		(169)		(123)	(113)

Net specific provisions for credit losses	490	893	(1)	2,029	(1)	1,250	765
General provision	(100)	–		–		175	–

Total net provisions for credit losses	$390	$893		$2,029		$1,425	$765

(1)	Excluding reversals of credit losses (2002 – provision for credit losses) related to Argentina, net specific provisions were: 2003 – $957; 2002 – $1,575.

2004 Scotiabank Annual Report     41

>MANAGEMENT’S DISCUSSION & ANALYSIS

Fourth Quarter Results

Net income was $708 million in the fourth quarter, a $48 million or 7% increase from the same quarter in 2003, although $25 million below the third quarter. Foreign currency translation reduced net income by $22 million compared to last year, and $22 million versus last quarter. Underlying net income increased $70 million over last year but was $3 million below last quarter. The year-over-year increase was mainly driven by a decline in credit losses, the Bank’s higher ownership of Scotiabank Inverlat, a lower effective tax rate and solid retail asset growth. Partly offsetting this increase were a compression in the margin and lower corporate lending volumes.

     Total revenue (on a taxable equivalent basis) was $2,495 million in the fourth quarter, $96 million below the same quarter last year due primarily to the effect of foreign currency translation. Underlying revenues fell $28 million year over year, largely because of a narrower interest margin and a negative impact from the implementation of the new accounting standard for hedging relationships (AcG 13). Total revenues declined $74 million quarter over quarter, due to lower gains on the sale of investment securities, the effect of foreign currency translation and the negative impact of AcG 13.

     Non-interest expenses of $1,461 million in the fourth quarter were $33 million or 2% below the same quarter last year, due entirely to the effect of foreign currency translation. Underlying expenses were essentially unchanged year over year. Lower severance and performance-based compensation were offset by higher pension and other benefits, advertising and professional expenses. Quarter over quarter, expenses fell $11 million, due to the effect of foreign currency translation and lower performance-based compensation.

     The provision for credit losses was $40 million in the fourth quarter, comprised of specific provisions of $90 million and a reduction of $50 million in the general allowance for credit losses. The specific provisions of $90 million were a significant improvement from $120 million a year ago, largely from lower credit losses in all of the corporate lending portfolios. In Scotia Capital, there was a $25 million net recovery, as previously established provisions were reversed due to higher realizations through loan sales and loans returning to performing status, and there were low levels of new provisions. Compared to the third quarter of 2004, specific provisions fell by $10 million. Each of the third and fourth quarters of 2004 included a reduction of $50 million in the general allowance for credit losses, versus nil last year.

     The Bank’s effective tax rate was 18.0% in the fourth quarter, a 210 basis point decline from the same quarter last year and 200 basis points below the previous quarter. This was due mainly to higher tax-exempt dividend income.

     The deduction for the non-controlling interest in the Bank’s net income was $47 million for the fourth quarter, down $20 million from the same quarter last year, and $3 million below the prior quarter. The year-over-year reduction was mainly due to a lower non-controlling interest in Scotiabank Inverlat, as the Bank increased its ownership to 97% this year.

Summary of Quarterly Results

The Bank’s results in each quarter of 2004 were above those in the prior year. A major contributing factor was the steady decline in credit losses following improvements in credit markets and the actions taken by the Bank. As well, gains on investment securities were fairly robust during this period but did create some volatility. Other positive factors were solid retail asset growth in Canada and local currency asset growth in the Caribbean and Mexico.

     On the negative side, earnings over the past eight quarters were affected by the continued appreciation of the Canadian dollar, the margin compression in Canada and the decline in corporate lending volumes, most notably in the U.S.

     An eight-quarter trend in net income and other selected information is provided on page 75.

42     2004 Scotiabank Annual Report

> MANAGEMENT’S DISCUSSION & ANALYSIS

> GROUP FINANCIAL CONDITION

Assets and Liabilities

Assets

The Bank’s total assets decreased year over year by $7 billion or 2% to $279 billion as at October 31, 2004. The effect of foreign currency translation resulted in a reduction in assets of $8 billion. There was underlying asset growth of $1 billion, primarily in residential mortgages and retail lending assets, partly offset by lower securities.

SECURITIES

Securities declined by $4 billion, half of which was due to the effect of foreign currency translation. Investment securities declined $5 billion, as we realized gains on Canadian government securities and sold part of our investment holding in Shinsei Bank in Japan. This was partly offset by growth in Scotiabank Inverlat’s trading securities portfolio.

     As at October 31, 2004, the surplus of the market value over book value of the Bank’s investment securities was $1,048 million, up $345 million from the prior year, due mainly to unrealized gains on the Bank’s investment holding in Shinsei Bank.

LOANS

Loans were relatively unchanged year over year, due primarily to the effect of foreign currency translation. Underlying loans rose by $4 billion or 2%, largely driven by record residential mortgage growth of $9 billion, after excluding net increases in loan securitizations of $2 billion. The continued strong housing market, as well as the launch of innovative products, such as the Right Rate Mortgage and the Long and Short blended mortgage, supported by excellent sales efforts across our branches and other distribution networks, were key drivers of this growth.

     Other personal and credit cards loans (ScotiaLine and ScotiaLine Visa) in Canada grew by $4 billion. The significant growth in these products resulted in domestic retail lending market share increasing 32 basis points from the prior year — the best year-over-year growth among the major Canadian banks.

     In International Banking, there was solid underlying growth in retail lending assets, particularly in Mexico and the Caribbean, which was moderated by the effect of foreign currency translation.

     Business lending fell $7 billion, due in part to the effect of foreign currency translation. As well, there was an underlying decline of $4 billion in the combined U.S. and European corporate loan portfolio as a result of more selective lending and increased liquidity in the capital markets.

Liabilities

The Bank’s total liabilities were $264 billion as at October 31, 2004, compared to $271 billion last year. The foreign currency translation effect resulted in a reduction in liabilities of $8 billion. The underlying liabilities were up $1 billion.

DEPOSITS

Deposits increased by $3 billion this year. This growth was dampened by the effect of foreign currency translation. Underlying deposits were up $8 billion or 4%. This included growth of $4 billion in each of personal and business deposits. The former was due to the continued popularity of the Money Master® High Interest Savings Account, and the introduction of a registered version of the same account.

     Growth in the Canadian dollar

business and government deposits of $7 billion was driven by both the new Money Master for businessTM account, and higher current account deposits, where our market share continued to rise.

     Deposits by banks declined $1 billion, due entirely to the effect of foreign currency translation. The underlying deposits increased by $1 billion.

OBLIGATIONS RELATED TO REPURCHASE AGREEMENTS

     Obligations related to repurchase agreements are another source of wholesale funding. The year-over-year decline of $9 billion was due in part to a change in the mix of wholesale funding.

Shareholders’ Equity

Total shareholders’ equity rose by $621 million in 2004, from strong growth in retained earnings of $1.5 billion, partially offset by the net effect of unrealized foreign currency translation losses recorded in shareholders’ equity. See the Capital Management section on the following page for more detail on the capital components.

Outlook

For 2005, we are expecting asset growth in Canada to continue, primarily in residential mortgages, though not at the same growth rates as 2004. Outside Canada, growth in local currency assets in most international operations, and a recovery in U.S. corporate lending, is expected to continue to be negatively affected by foreign currency translation.

2004 Scotiabank Annual Report     43

>MANAGEMENT’S DISCUSSION & ANALYSIS

Table 9 Condensed Balance Sheet

As at October 31 ($ billions)	2004	2003	2002	2001	2000
Assets
Cash resources	$17.1	$20.6	$20.3	$20.2	$18.7
Securities	58.8	63.2	56.2	53.3	41.4
Loans	171.8	171.7	185.7	175.4	166.9
Other	31.5	30.4	34.2	35.5	26.2

Total assets	$279.2	$285.9	$296.4	$284.4	$253.2

Liabilities and shareholders’ equity
Deposits	195.2	192.7	195.6	186.2	173.9
Obligations related to securities sold under repurchase agreements	19.4	28.7	31.9	30.6	23.8
Other liabilities	46.8	47.2	50.2	47.7	37.1
Subordinated debentures	2.6	2.7	3.9	5.3	5.4

Total liabilities	$264.0	$271.3	$281.6	$269.8	$240.2

Shareholders’ equity	$15.2	$14.6	$14.8	$14.6	$13.0

Total liabilities and shareholders’ equity	$279.2	$285.9	$296.4	$284.4	$253.2

Capital Management

Scotiabank’s capital base continues to be very strong. This strength contributes to the Bank’s safety, fosters investor confidence, supports high credit ratings, enables the Bank to capitalize on growth opportunities both organically and through acquisitions, and allows us to grow dividends.

     Given the importance of the Bank’s capital base, close attention is paid to our capital structure, the cost and availability of the various types of capital, desired leverage, changes in the balance sheet and risk weighted assets, and the opportunities to deploy our capital. We continually evaluate and balance the amount of capital required for the business risks being assumed and to meet regulatory requirements, against the need to generate good returns for shareholders.

The components of capital

Capital adequacy for Canadian banks is governed by the requirements of the Office of the Superintendent of Financial Institutions (OSFI). These requirements are consistent with the international standards set by the Bank for International Settlements (BIS).

     Under these standards, bank regulatory capital consists of two components — Tier 1 capital and Tier 2 capital, the components of which are outlined in the following section. While both components provide important support for banking operations and protection for depositors, Tier 1 capital, representing more permanent forms of capital, is of particular importance to regulators, financial markets and investors.

     Certain changes to accounting standards effective November 1, 2004, resulted in some of the Bank’s qualifying Tier 1 capital securities being reclassified from shareholders’ equity and non-controlling interest in subsidiaries to liabilities on the balance sheet. However, this will not affect the Bank’s capital ratios, as OSFI has confirmed that the Bank’s existing securities will remain eligible as Tier 1 capital.

Tier 1 Capital

Tier 1 capital consists primarily of common shareholders’ equity, trust securities and non-cumulative preferred shares. Tier 1 capital rose to $17.3 billion, an increase of $0.6 billion over last year. Retained earnings grew by $1.5 billion. Strong earnings (net of dividends) of $1.8 billion in 2004 were reduced by the $300 million premium paid on the purchase of common shares and redemption of preferred shares. As well, cumulative unrealized foreign currency translation losses increased by $709 million, caused by further strengthening of the Canadian dollar, and the Series 11 preferred shares of $250 million were redeemed during the year.

     Over the past five years, notwithstanding large dividend increases, we have generated $7.1 billion in capital internally, which has been driven by our strong growth in net income. This level of internal capital generation is among the highest of the Canadian banks.

Tier 2 Capital

Tier 2 capital consists mainly of subordinated debentures and an eligible portion of the total general allowance for credit losses. Tier 2 capital decreased marginally in 2004 to $3.8 billion due to a reduction in the portion of subordinate debentures that are eligible for inclusion in Tier 2 capital, as well as from foreign currency translation.

44     2004 Scotiabank Annual Report

>MANAGEMENT’S DISCUSSION & ANALYSIS

Table 10 Regulatory capital

As at October 31 ($ millions)	2004	2003	2002	2001	2000
Tier 1 capital
Common shareholders’ equity	$14,685	$13,814	$13,502	$12,833	$11,200
Non-cumulative preferred shares	550	800	1,275	1,775	1,775
Non-controlling interest in subsidiaries(1)	2,280	2,326	1,912	1,086	729
Less: Goodwill	(261)	(270)	(299)	(400)	(297)

	17,254	16,670	16,390	15,294	13,407

Tier 2 capital
Subordinated debentures (net of amortization)	2,493	2,595	3,372	4,933	4,990
Eligible amount of general allowance(2)	1,317	1,352	1,448	1,442	1,171

	3,810	3,947	4,820	6,375	6,161

Less: Investments in associated corporations and other items	(200)	(209)	(250)	(329)	(539)

Total capital	$20,864	$20,408	$20,960	$21,340	$19,029

Total risk-weighted assets ($ billions)	$150.5	$154.5	$165.4	$164.8	$156.1

Capital ratios
Tier 1 capital ratio	11.5%	10.8%	9.9%	9.3%	8.6%
Total capital ratio	13.9%	13.2%	12.7%	13.0%	12.2%

(1)	Includes Scotiabank Trust Securities (Scotia BaTS), an innovative capital instrument.

(2)	Under OSFI guidelines, the general allowance was included in Tier 2 capital up to a maximum of 0.875% of risk-weighted assets. Prior to October 2001, this limit was 0.75%.

Table 11 Changes in regulatory capital

For the fiscal years ($ millions)	2004	2003	2002		2001	2000
Total capital, beginning of year	$20,408	$20,960	$21,340		$19,029	$16,905
Internally generated capital
Net income	2,931	2,477	1,797		2,169	1,926
Preferred and common share dividends	(1,139)	(901)	(837)		(729)	(604)

	1,792	1,576	960		1,440	1,322
External financing
Debentures (net of amortization)	(102)	(777)	(1,561)		(57)	(124)
Preferred shares	(250)	(475)	(500)		–	–
Innovative Tier 1 capital instruments(1)	–	750	750		–	500
Common shares and contributed surplus	88	139	82		155	87
Purchase of shares and premium on redemption	(300)	(220)	(154)		–	–

	(564)	(583)	(1,383)		98	463
Other
Net unrealized foreign exchange translation gains (losses)(2)	(709)	(1,176)	(137	)(3)	79	163
Non-controlling interest in subsidiaries	(46)	(336)	76		357	31
Other(4)	(17)	(33)	104		337	145

	(772)	(1,545)	43		773	339

Total capital generated (used)	456	(552)	(380)		2,311	2,124

Total capital, end of year	20,864	20,408	20,960		21,340	19,029

(1)	Innovative Tier 1 capital instruments (Scotia BaTS) issued through BNS Capital Trust and Scotiabank Capital Trust.

(2)	Refer to footnote (2) on page 87.

(3)	Refer to footnote (3) on page 87.

(4)	Represents changes to eligible general allowance, regulatory capital deductions for goodwill, investments in associated corporations and securitization-related amounts, and other charges (credits) to retained earnings.

2004 Scotiabank Annual Report     45

>MANAGEMENT’S DISCUSSION & ANALYSIS

Capital ratio

Capital ratios are used to monitor the capital adequacy and the financial strength of banks. The two primary regulatory capital ratios, Tier 1 and Total, are determined by dividing those capital components by risk-weighted assets.

     In 2004, both our regulatory capital ratios improved. The Tier 1 capital ratio increased to 11.5% from 10.8% and the Total capital ratio rose to 13.9% from 13.2%. These ratios exceeded the formal target levels of 7% and 10% set by OSFI. As well, the Bank’s capital ratios were among the highest of the major Canadian banks.

     We also consider the tangible common equity (TCE) ratio to be one of the most important measures of capital strength. This ratio is calculated by dividing common shareholders’ equity less goodwill and intangible assets by risk-weighted assets. At year end, our TCE ratio was 9.7%, a further strengthening of 80 basis points from 2003. This ratio also remained the strongest of the major Canadian banks.

Capital Allocation

The Bank uses an economic capital framework to allocate capital to the business lines. This allows us to appropriately measure the returns from the business lines based upon the risk they are assuming. Capital allocations are made for credit, market and operational risks.

     The capital allocation models for credit risk use the Bank’s internal risk rating of credit exposure for business loans, and credit scores for retail loans. In addition, the models take into account differences in term to maturity and expected severity of loss.

     Capital for market risk is based on the internal VAR model used for the trading book, and on stress tests of the Bank’s interest rate gaps, foreign exchange structural exposures, and equity investment portfolios.

     Operational risk capital is allocated based on an assessment of both business and event risk in each business line.

Dividends

Our very strong earnings growth and capital position allowed us to increase dividends twice in 2004. As a result, dividends rose by 31% year over year to $1.10 per common share. In fact, dividends have tripled since 1998, and have risen at a compound annual rate of 14.3% over the past 10 years.

Our dividend payout ratio for 2004 was 38%, up from 35% last year, and well within the Bank’s target range of 35 to 45%.

A stock dividend was paid in April 2004, which had the same effect as a two-for-one stock split.

Share Repurchase Program

In January 2004, the Bank renewed its normal course issuer bid on the Toronto Stock Exchange to repurchase up to 25 million common shares (subsequently amended to 50 million to reflect the stock dividend in April 2004) at prevailing market prices. The Bank used these repurchases to offset the earnings per share dilution caused by the exercise of share options under the Bank’s stock option programs.

     In fiscal 2004, 9.1 million common shares were repurchased at an average price of $34.96. This program is expected to be renewed upon its expiry on January 5, 2005.

Basel II Implementation

In June 2004, the Basel Committee on Banking Supervision released its final report entitled “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II). This framework is intended to replace the 1988 Basel Accord with a more risk-sensitive approach that recognizes the significant transformation that has taken place in risk management practices and financial markets. This framework is designed to align regulatory capital requirements with underlying risks, thereby providing banks with incentives to improve their risk management practices.

     Notable differences from the 1988 accord include:

•	Substantive changes in the treatment of credit risk. Three distinct capital calculation options, from simple to advanced, are now potentially available for banks.

•	Introduction of a new, explicit capital charge for operational risk.

•	Increased supervisory review of capital adequacy.

•	Increased public disclosure of banks’ risk profiles.

     The new Basel II framework follows five years of active consultation, during which time Scotiabank has worked closely with the industry and the regulators to provide input regarding the proposed changes.

     The new framework is expected to be fully effective for the major Canadian banks for fiscal 2008. The OSFI expects the banks to commence “parallel run” implementation on November 1, 2005. We have accelerated our planning and implementation efforts to be in a position to meet regulatory requirements in accordance with this timetable. Early in 2004, we established a Basel Program Office to direct the overall planning and implementation efforts. A steering committee comprised of senior management from the various business lines, executive office support functions and Global Risk Management, was also established to oversee the program. A number of major initiatives are under way, and more will begin in 2005.

Outlook

We expect to remain very well capitalized in 2005, with strong capital ratios.

46     2004 Scotiabank Annual Report

>MANAGEMENT’S DISCUSSION & ANALYSIS

Off-Balance Sheet Arrangements

In the normal course of business, the Bank has contractual arrangements that are not required to be consolidated in its balance sheet. These arrangements could have a current or future effect on its results of operations or financial condition. They fall into three main categories: variable interest entities (VIEs), securitizations, and guarantees and loan commitments.

Variable interest entities

The Bank has off-balance sheet arrangements with VIEs which fall into two broad categories:

•	VIEs that are used to provide a wide range of services to customers. These include sponsoring and actively managing mutual funds, as well as offering trust and estate services for personal and corporate trusts. In addition, the Bank establishes VIEs to assist clients in securitizing their financial assets (through commercial paper conduits) and to provide investment opportunities.

•	VIEs that are used to diversify the Bank’s funding sources and manage its capital requirements, by securitizing its own assets (mostly residential mortgages and personal loans) and issuing innovative Tier 1 capital instruments (e.g., Scotiabank Trust Securities described in Note 11 and Note 13 to the consolidated financial statements).

     For many of the VIEs used to provide services to customers, the Bank earns fees but has no exposure to loss on the underlying assets, as it does not guarantee the performance of the assets. For other VIEs, such as securitization and investment vehicles, the Bank earns fees and may be exposed to credit, market, liquidity, or operational risks. Maximum possible payments under liquidity facilities, mainly related to asset backed commercial paper conduits, are discussed below under guarantees and loan commitments.

     VIEs are subject to the review and approval processes that the Bank applies to all transactions to ensure that risks, as well as accounting, related party and ownership issues, are properly addressed.

     As disclosed in Note 2 to the consolidated financial statements on page 94, new Canadian accounting rules, which are effective for fiscal 2005, require some of these VIEs to be consolidated, mainly asset backed commercial paper conduits. The estimated effect of applying these rules will be an increase in assets and liabilities of $7 billion. The Bank earned approximately $23 million in fiscal 2004 from the administration of these asset backed commercial paper conduits. The amounts owed by or to these conduits are not significant. More information with respect to these VIEs is included in Note 2.

     Information with respect to VIEs where the Bank has significant involvement, but will not be required to consolidate, is also included in Note 2. These VIEs include personal and corporate trusts, and mutual fund structures, with assets totaling approximately $46 billion. The Bank earned approximately $324 million in related fees in 2004.

Securitizations

The Bank securitizes some of its personal and credit card loans, and residential mortgages, by transferring the assets to unrelated trusts. As discussed further in Note 1 to the consolidated financial statements on page 90, if certain criteria are met, the transfers are treated as sales and the transferred assets are removed from the consolidated balance sheet. These securitizations allow the Bank to diversify its funding sources, and manage risks and capital requirements.

     The total principal amount of off-balance sheet securitized personal and credit card loans has declined over the past two years, as these arrangements mature. However, the total principal amount of off-balance sheet securitized mortgages has increased over the past two years, as securitization has been a cost-effective method of funding the significant growth in mortgage volumes. As at October 31, 2004, $7,523 million of mortgages were securitized, up from $5,248 million last year and $3,829 million two years ago. Given the Bank’s sizable capital base, and the manner in which these securitizations are structured, the Bank is not exposed to significant liquidity risks in connection with these off-balance sheet arrangements.

     Subsequent to the transfer of assets, the Bank retains interests in securities issued by the trusts, maintains relationships with the underlying customers and provides administrative services to the trusts. The Bank recorded securitization revenues of $111 million in 2004, compared to $140 million in 2003 and $162 million in 2002. More information on the amount of securitizations and associated cash flows, servicing fees and retained interests is provided in Note 4(b) to the consolidated financial statements on page 96. Information on related guarantees is provided in Note 20, on page 111.

Guarantees and loan commitments

Guarantees and loan commitments are issued by the Bank to earn fee revenue and consist primarily of:

•	Standby letters of credit and letters of guarantee, of which $14,417 million are outstanding as at October 31, 2004, up from $14,176 million last year. These are issued at the request of a Bank customer to secure the customer’s payment or performance obligations to a third party.

•	Liquidity facilities, which generally provide an alternate source of financing to asset-backed commercial paper conduits, in the event that a market disruption prevents the conduits from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. As at October 31, 2004, these facilities amounted to $14,577 million, compared to $14,543 million a year earlier.

2004 Scotiabank Annual Report     47

> MANAGEMENT’S DISCUSSION & ANALYSIS

•	The Bank provides partial credit enhancements, in the form of financial standby letters, to commercial paper conduits, administered by the Bank and by third parties. As at October 31, 2004, these credit enhancements amounted to $846 million, unchanged from 2003, and are included within standby letters of credit and letters of guarantee.

•	In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions where the Bank may indemnify counterparties to the contracts for certain aspects of the Bank’s past conduct if other parties fail to perform, or if certain events occur. The Bank cannot estimate in all cases the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments.

•	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. As at October 31, 2004, these commitments amounted to $104 billion, compared to $111 billion a year earlier.

     These arrangements may expose the Bank to credit or liquidity risks and are subject to the Bank’s standard review and approval processes. Annual fees from these guarantees and loan commitment arrangements, recorded in credit fees in the Consolidated Statement of Income, were approximately $258 million in 2004, compared to $288 million in the prior year. Detailed information on guarantees and loan commitments is disclosed in Note 20 to the consolidated financial statements on page 111.

Financial Instruments

Financial instruments are central to the business of the Bank and, as such, the Bank’s balance sheet is comprised substantially of financial instruments. To understand the Bank’s present financial instrument positions and related risks, it is necessary to understand the strategies and activities of the Bank’s business lines as well as the Bank’s approach to risk management.

     On the asset side of the balance sheet, financial instruments include cash resources, securities, loans and derivative instruments. Liabilities that are financial instruments include deposits, obligations related to securities sold under repurchase agreements, obligations related to securities sold short, derivative instruments and subordinated debentures. Financial instruments are generally carried at cost, except for those held for trading purposes, which are recorded at their estimated fair value.

     The terms and conditions of these financial instruments are disclosed in the notes to the 2004 consolidated financial statements. In particular, Note 21 on pages 113-116 discloses the methods the Bank uses in determining fair values and the fair value amounts of the Bank’s financial instruments; the interest rate risk profile, including the interest rate sensitivity gap and maturity or repricing profiles; and the credit exposure of selected financial instruments. With respect to derivative instruments, Note 22 on pages 116-119 provides product volumes, term to maturity, credit risk and fair value information.

     The fair value of the Bank’s financial instruments exceeded their carrying value by $1,171 million (2003 – $468 million) as at October 31, 2004. The net changes in fair value year over year arise primarily from changes in interest rates, and to a lesser extent foreign currency rates and equity security prices. Fair values for those instruments that do not have a quoted market price were estimated using present value or other techniques based primarily on observable interest rates, foreign exchange rates, equity prices and credit spreads. The calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values.

     Financial instruments, by their nature, give rise to different risks, such as credit risk, liquidity risk, operational risk and market risk. The latter includes risks related to interest rate, foreign currency and equities. The Bank has extensive risk management policies and practices in place to manage these risks, including a variety of Board-approved risk management limits and risk measurement techniques. A discussion of the Bank’s risk management practices can be found in the Risk Management section on pages 54 to 63, including a description of risk management practices with respect to derivative instruments.

     There are various measures that reflect the level of risk associated with the Bank’s portfolios of financial instruments. Included on page 58 under Interest Rate Risk is the sensitivity to net interest income of the Bank’s non-trading financial instruments if interest rates were to rise 1%, as well as the impact on the present value of the Bank’s net assets. On the trading side, the table on page 60 discloses the average one-day Value At Risk, by risk factor. From a term to maturity standpoint, only 9% (2003 – 8%) of the Bank’s derivative instruments have a term to maturity greater than five years, which historically is at the low end of our Canadian peer group.

     Income and expense on interest-bearing financial instruments is included in net interest income in the Bank’s Consolidated Statement of Income, and credit losses are recorded in the provision for credit losses. Realized gains, losses and write-downs on investment securities are recorded in Other Income, as are net trading revenues. Details of the Bank’s accounting policies with respect to derivatives and hedging activity can be found in Note 1 of the 2004 consolidated financial statements on page 90.

48     2004 Scotiabank Annual Report

> MANAGEMENT’S DISCUSSION & ANALYSIS

BUSINESS LINE OVERVIEW

Domestic Banking

Business Profile

Domestic Banking provides a full range of banking and investment services to retail, small business, commercial and wealth management customers across Canada. The investment and advisory services provided by the Wealth Management group include retail brokerage, mutual funds and private banking and trust services.

Strategy

We focus on building market share by strengthening customer relationships to win a greater share of their business, and by attracting new customers. We emphasize service excellence, targeted marketing and relationship management, innovative product solutions, improved sales productivity, cost control and strong execution.

2004 Results

Domestic Banking had a solid year in 2004, with net income of $1,136 million, a 4% increase from last year. Very good growth, including market share gains, in retail mortgages, personal lending and deposits was partially offset by a narrowing interest margin. As well, credit card and retail brokerage revenues grew year over year. Non-interest expenses and provisions for credit losses remained well controlled.

International Banking

Business Profile

Our broad global network – built on more than a century of international experience – provides a complete range of financial services to both local and multinational customers in more than 40 countries in the Caribbean and Central America, Mexico, Latin America and Asia.

Strategy

We are investing in high-growth markets, where we anticipate increased demand for financial services. We are also leveraging proven, bank-wide capabilities to expand our product and service offerings, and increase sales productivity and operating efficiency through a shared services approach and common technology platforms.

2004 Results

International Banking had a good year in 2004, with net income of $746 million, an increase of 11% from last year, notwithstanding the significant negative effect of foreign currency translation as a result of the appreciation of the Canadian dollar. Scotiabank Inverlat’s earnings contribution rose substantially, and the Caribbean and Central America also had good growth.

Scotia Capital

Business Profile

Our corporate and investment banking operations provide specialized solutions to clients in Canada, the United States and Europe, with select operations in Mexico and Asia. Scotia Capital has recognized strengths in corporate lending, equity underwriting, mergers and acquisitions, derivatives, fixed income, foreign exchange and precious metals as well as equity sales, trading and research.

Strategy

Our strategy remains focused on earning a good return on capital by building strong client relationships and carefully managing credit risk. Revenue growth is expected to come from the creation of a NAFTA wholesale banking platform and the expansion of global capabilities in selected product areas such as derivatives.

2004 Results

Scotia Capital had a strong year, as net income rose 18% to $854 million in 2004. This result was achieved despite the negative effect of foreign currency translation and a continued reduction in corporate lending assets. Provisions for credit losses declined sharply for the second consecutive year, as credit quality improved, particularly in the U.S. and Europe.

Other

The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments, that are not allocated to an operating segment.

2004 Scotiabank Annual Report     49

> MANAGEMENT’S DISCUSSION & ANALYSIS

> DOMESTIC BANKING

Financial Performance

Domestic Banking reported net income of $1,136 million in 2004, $42 million or 4% higher than last year, with an excellent return on equity of 30.6%. Domestic Banking accounted for 39% of the Bank’s total net income. This growth was driven by a stronger performance in retail banking, partly offset by a decline in earnings from our commercial operations.

Assets and Liabilities

Domestic retail assets including Wealth Management’s private client group business, grew by a solid 14% this year. This was led by exceptional growth in residential mortgage balances of $9.3 billion or 15% over 2003. As a result, market share grew by 52 basis points, a continuation of the gains of the past several years. Also contributing to the increase in assets was very strong year-over-year growth of 16% in personal revolving credit. Furthermore, 60% of the ScotiaLine® and ScotiaLine VISA credit portfolios are now secured. Commercial lending volumes declined slightly, mainly because of a managed reduction in commercial mortgages.

     Core retail deposits recorded strong growth of 19%, reflecting the ongoing success of the Money Master® High Interest Savings Account, which resulted in significant market share gains of 26 basis points over last year. Business deposits, including the new Money Master for businessTM, also rose strongly by 22%, continuing the double-digit growth trend of the past several years.

     Assets under administration rose 10% to $97 billion. Net asset inflows from new and internally referred customers, as well as continued growth in our share of wallet, complemented market-driven gains.

Revenues

Total revenues were $5,206 million, up $204 million or 4% from last year. Net interest income increased by $61 million or 2% to $3,535 million in 2004, driven by strong volume growth in assets and deposits. The interest margin fell during the year, largely the result of low interest rates and competitive pressures, particularly in retail mortgages.

     Other income for the year was $1,671 million, an increase of 9% over last year. Growth was broadly based, including higher card revenues from expansion of the commercial card

Revenue by area

Taxable equivalent basis ($ millions)	2004	2003	2002
Retail	$3,299	$3,118	$3,007
Small Business & Commercial	1,110	1,133	1,270
Wealth Management	797	751	727

Total revenue	$5,206	$5,002	$5,004

program, an increase in transaction-based fees from volume growth and pricing initiatives, and growth in electronic-based fees, which came in part from the installation of more ABMs. As well, brokerage revenues grew by $49 million or 11% as a result of greater customer trading activity.

Non-interest Expenses

Non-interest expenses were $3,217 million in 2004, an increase of $141 million or 5% from last year. This reflected normal merit-based growth in salaries, higher performance and stock-based compensation and an increase in pension costs. Also contributing to the rise in expenses were higher mortgage acquisition and appraisal costs, consistent with the growth in residential mortgages. Expenses also rose for initiatives undertaken to enhance customer service, expand product offerings, and improve efficiencies, including the replacement of legacy product systems.

Credit Quality

Provisions for credit losses were $317 million in 2004, up $45 million or 17% from last year. Credit quality remained very good in the retail portfolio, with our retail loan loss ratio of 23 basis points being 3 basis points below last year. Commercial credit losses rose this year due to the deterioration of a small number of accounts.

Outlook

We expect good growth in assets and deposits next year, although not at the same rate as 2004. However, ongoing margin compression is likely to constrain growth in net interest income. Credit quality is expected to remain fairly stable. Our focus for the next year will be to continue to increase our sales capacity, deepen customer relationships and attract new customers.

Domestic Banking

Financial performance ($ millions)	2004	2003	2002
Net interest income(1)	$3,535	$3,474	$3,405
Other income	1,671	1,528	1,599
Provision for credit losses	(317)	(272)	(282)
Non-interest expenses	(3,217)	(3,076)	(2,953)
Income taxes(1)	(536)	(560)	(627)
Net income	$1,136	$1,094	$1,142
Return on equity (%)	30.6	30.9	33.0
Average earning assets ($ billions)	112	101	93
Productivity ratio(1) (%)	61.8	61.5	59.0

(1)	Taxable equivalent basis

50     2004 Scotiabank Annual Report

> MANAGEMENT’S DISCUSSION & ANALYSIS

> INTERNATIONAL BANKING

Financial Performance

International Banking’s net income in 2004 was $746 million, an increase of $77 million or 11% from last year, with a return on equity of 21.7%. This good performance was achieved notwithstanding the significant negative effect of foreign currency translation.

     The major contributors to the growth in net income were Scotiabank Inverlat and the Caribbean and Central America. Inverlat’s contribution to the Bank’s earnings rose substantially, following the increase in the Bank’s ownership level to 97% in 2004 and the recognition of the benefit of certain of Inverlat’s tax loss carryforwards in the consolidated results this year. As well, Inverlat had strong loan growth and minimal credit losses.

Assets and Liabilities

Assets fell 6% during the year, due to the effect of foreign currency translation. Underlying local currency asset volumes grew 5% this year. Retail loan growth was a very strong 19%, mostly in the Caribbean and Mexico. Commercial loan growth was more moderate at 4%. Retail deposits increased 10% reflecting continued growth in most Caribbean countries and Mexico.

Revenues

Total revenues were $2,636 million in 2004, a decrease of $168 million or 6% from last year, due entirely to the effect of foreign currency translation. Underlying local currency revenue rose $214 million or 8%.

     Net interest income was $1,895 million in 2004, a decrease of $133 million or 7% from last year, due to the effect of foreign currency translation. Underlying interest income grew by $133 million or 7%, from higher retail loans and deposits in the Caribbean and Central America, and Scotiabank Inverlat. Partly offsetting this increase was a decline in Asia as a result of lower margins.

     Other income fell 5% year over year to $741 million, due entirely to the effect of foreign currency translation. Underlying other income rose 10%, reflecting growth in Scotiabank Inverlat and the Caribbean and Central America, which was led by higher fee income from loan collection services associated with the Baninter acquisition in the Dominican Republic.

Revenue by area

Taxable equivalent basis

($ millions)	2004	2003	2002
Caribbean & Central America	$1,161	$1,146	$1,163
Mexico	991	1,077	1,190
Other	484	581	550

Total revenue	$2,636	$2,804	$2,903

Non-interest Expenses

Non-interest expenses were $1,606 million in 2004, down 3% or $51 million from last year, due entirely to the effect of foreign currency translation. Underlying local currency expense growth was 10%. The largest increase was in the Caribbean and Central America as a result of the acquisition of Baninter branches and normal growth in employee salaries. As well, expenses rose due to the expansion of our branch and alternative delivery networks, and business-related growth in most countries. Inverlat’s ongoing productivity improvements partly offset these increases.

Credit Quality

The provision for credit losses was $70 million in 2004, a decrease of $3 million from last year. However, excluding the reversals of $64 million in 2003 related to Argentine cross-border loans, provisions declined by $67 million year over year, mainly as a result of lower levels of provisioning in the Caribbean and Chile. The economies in a few countries in the Caribbean and Central America were negatively affected by hurricanes, which resulted in higher credit losses in the fourth quarter.

Outlook

We expect International Banking’s track record of underlying earnings growth to continue in 2005, particularly in Mexico, the Caribbean and Central American region, and in Chile. We anticipate continued growth in assets and deposits, with an increased focus on sales effectiveness, and further expansion of the delivery network. However, this growth will continue to be negatively impacted by the effect of foreign currency translation.

International Banking

Financial performance ($ millions)	2004	2003	2002(2)
Net interest income(1)	$1,895	$2,028	$2,225
Other income	741	776	678
Provision for credit losses	(70)	(73)	(523)
Non-interest expenses	(1,606)	(1,657)	(2,096)
Income taxes(1)/non-controlling interest	(214)	(405)	(159)
Net income	$746	$669	$125
Return on equity (%)	21.7	20.7	3.0
Average earning assets ($ billions)	49	52	58
Productivity ratio(1) (%)	60.9	59.1	72.2

(1)	Taxable equivalent basis

(2)	Excluding the 2002 charges of $540 million (after tax) related to Argentina, net income was $665 million, return on equity was 19.7% and the productivity ratio was 61.8%.

2004 Scotiabank Annual Report     51

> MANAGEMENT’S DISCUSSION & ANALYSIS

> SCOTIA CAPITAL

Financial Performance

Scotia Capital reported net income of $854 million in 2004, a significant 18% increase year over year, largely due to a substantial improvement in credit losses in all of the corporate lending portfolios. As well, record earnings were achieved in several areas, including precious metals, foreign exchange and investment banking. These accomplishments were somewhat offset by the effect of foreign currency translation and a continued reduction in corporate lending assets. Return on equity was 20.3% in 2004, a substantial improvement from last year.

Assets and Liabilities

Overall asset levels continued to fall in 2004. Lending volumes declined 2% in Canada, 27% in Europe and 39% in the U.S., of which 6% was from the effect of foreign currency translation. Credit commitments also decreased from last year, but to a lesser extent than drawn loans. The decline in lending volumes was primarily due to more selective lending, weak demand by corporate borrowers and increased market liquidity, particularly in the U.S. and Europe.

Revenues

Total revenues fell 13% from last year to $2,210 million in 2004. Net interest income declined $266 million or 21% to $983 million, while other income dropped $62 million or 5% to $1,227 million. Revenues from Canadian operations fell 4%, primarily due to lower net interest income and credit fees, reflecting the continued contraction of the corporate loan portfolio and tighter market pricing. Strong revenue gains from equity new issues, commissions and investment banking were offset by lower equity trading results.

     Global Trading continued to generate solid results, as revenues rose modestly, dampened by the effect of foreign currency translation. There were record revenues in our foreign exchange and precious metals businesses, accompanied by higher funding margins. However, challenging market conditions resulted in lower fixed income revenues.

     Revenues in the United States decreased 34%, driven by lower interest income and credit fees as a result of lower corporate loan volumes.

Revenue by area

Taxable equivalent basis

($ millions)	2004	2003	2002
Canada	$688	$720	$700
U.S. and Europe	816	1,117	1,245
Global Trading	706	701	925

Total revenue	$2,210	$2,538	$2,870

Non-interest Expenses

Total non-interest expenses were $960 million in 2004, a decrease of 3% from 2003, due primarily to the effect of foreign currency translation and reductions in salary costs as a result of lower staffing levels. Premises costs, professional fees and severance expenses were also lower in 2004. Partly offsetting these declines was an increase in performance-related compensation, in line with improved results, as well as higher pension and benefit costs and training and development expenses.

Credit Quality

Provisions for credit losses decreased sharply to $106 million in 2004 from $549 million last year. This reduction was across all the portfolios, including $216 million in the U.S., $138 million in Canada and $89 million in Europe. As well, net impaired loans declined substantially from the prior year, particularly in the U.S. and Europe. Overall, better credit conditions, including more robust capital markets, along with strong credit discipline, contributed to the significant improvement in credit quality in 2004.

Outlook

The outlook for our trading businesses continues to be positive and we anticipate good growth next year. We also expect that the improvement in credit quality over the past two years will be sustained. However, the current challenging conditions for corporate borrowing are expected to continue which, along with the effect of the stronger Canadian dollar, will dampen the prospects for overall earnings growth.

Scotia Capital

Financial performance ($ millions)	2004	2003	2002
Net interest income(1)	$983	$1,249	$1,615
Other income	1,227	1,289	1,255
Provision for credit losses	(106)	(549)	(1,247)
Non-interest expenses	(960)	(986)	(1,022)
Income taxes(1)	(290)	(282)	(221)
Net income	$854	$721	$380
Return on equity (%)	20.3	12.9	6.4
Average earning assets ($ billions)	109	119	124
Productivity ratio(1) (%)	43.4	38.8	35.6

(1)	Taxable equivalent basis

52     2004 Scotiabank Annual Report

> MANAGEMENT’S DISCUSSION & ANALYSIS

> OTHER

Financial Performance

Net Income was $195 million in 2004, compared to a loss of $7 million in 2003. This improvement was primarily due to increased investment gains in Group Treasury and the $100 million reduction in the general allowance for credit losses this year.

Revenues

Revenues increased by $312 million year over year, mainly from higher investment gains in Group Treasury, which were up $301 million from last year. In 2004, there was a gain of $125 million ($81 million after tax) realized on the sale of a portion of the Bank’s investment in Shinsei Bank in Japan. As well, there were higher net gains on other equity investments, while gains on bonds declined moderately from last year. Over the past two years, Group Treasury has sold a significant portion of the Bank’s bond investment portfolio in anticipation of rising interest rates, and has realized substantial net gains.

     Net interest expense was $548 million in 2004, an improvement of $53 million from last year, mainly from the impact of the maturity of several securitizations. Partly offsetting this improvement was a decline in Group Treasury, due largely to a reduction in the bond portfolio.

     Net interest income includes the elimination of the tax-exempt income gross up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. This reduction was $274 million in 2004, compared to $278 million last year.

Non-interest Expenses

Non-interest expenses were $79 million in 2004, compared to $12 million last year. The higher expense levels this year related to corporate items and an increase in Group Treasury.

Credit Quality

The reversal of provision for credit losses was $103 million, due almost entirely to the $100 million reduction in the general allowance for credit losses in 2004.

Income Taxes

The provision for income taxes includes the elimination of the gross up of tax-exempt income. The year over year change in taxes was mainly from higher earnings in 2004.

Outlook

Group Treasury’s results are expected to decline in 2005 as lower gains on the sale of investment securities are anticipated versus the near-record levels generated in 2004. If current trends in the quality and size of the corporate loan portfolio are sustained, a further reduction in the general allowance for credit losses may be possible.

Other

Financial performance ($ millions)	2004	2003	2002
Net interest income (expense)(1)	$(548)	$(601)	$(570)
Other income	681	422	410
Reversal of provision for credit losses	103	1	23
Non-interest expenses	(79)	(12)	97
Income taxes(1)	172	303	252
Non-controlling interest	(134)	(120)	(62)
Net income	$195	$(7)	$150

(1)	Includes the elimination of the tax-exempt gross-up of $274 million (2003 – $278 million; 2002 – $268 million) reported in net interest income and provision for income taxes, to arrive at the amounts reported in the Consolidated Statement of Income.

2004 Scotiabank Annual Report     53

> MANAGEMENT’S DISCUSSION & ANALYSIS

> RISK MANAGEMENT

RISK GOVERNANCE

Board of Directors

Reviews and approves risk management strategies, policies, standards and key limits.

Senior Management Committees

Risk Policy Committee: reviews key risk exposures and risk policies, and adjudicates risk issues referred by the Senior Credit, Market and Reputational Risk committees.

Liability Committee: provides strategic direction in the management of global interest rate risk, foreign exchange risk, liquidity and funding risk and trading and investment portfolio decisions.

Senior Credit Committees: adjudicate non-retail credits within prescribed limits and establish the operating rules and guidelines for the implementation of credit policies. Separate committees cover commercial, international, corporate and investment banking counterparties. In addition, there are separate senior committees that authorize major credit policy changes for retail and small business credits.

Market Risk Management and Policy Committee: oversees and establishes standards for market and liquidity risk management processes within the Bank, including the review and approval of new products, limits, practices and policies for the Bank’s principal trading and treasury activities.

Reputational Risk Committee: reviews structured finance transactions, loans, merchant banking transactions, underwriting and other transactions or new products referred by business lines or the Senior Credit or Market Risk committees, to ensure that the Bank is, and is seen to be, acting legally with high ethical standards.

Risk Management Overview

Risk, to varying degrees and in different forms, is present in virtually all business activities of a financial services organization. In certain activities, risk is assumed as a means of generating revenue, while in other activities, risk exists by virtue of engaging in the activity. The primary goals of risk management are to ensure that the outcomes of risk-taking activities are within the Bank’s risk tolerance, and that there is an appropriate balance between risk and reward in order to maximize shareholder returns.

     Risk management is guided by several key principles that form the foundation of the framework the Bank has developed to control the risks in its diverse, global activities. The risk management framework is integrated with the Bank’s strategy and business planning processes. The effectiveness of this framework is enhanced by the active participation of executive and business line management in the risk management process. This process is continually reviewed and updated to ensure consistency with risk-taking activities.

     In varying forms, these principles apply to all businesses and risk types:

•	Board oversight – Risk strategies, policies and limits are subject to Board approval. The Board, directly or through its committees, receives regular updates on the key risks of the Bank.

•	Decision-making – Decision-making processes are designed to ensure alignment of business objectives, risk tolerance and resources.

•	Accountability – Business units are responsible for managing risks within their portfolios, and are allocated capital in line with their risk profiles.

•	Independent review – All significant credit, market and liquidity risk-taking activities are subject to oversight by Global Risk Management and other units that are independent of the business lines that generate the activity.

•	Diversification – Strategies, policies and limits, approved by an independent risk management group and endorsed by business line management, are designed to ensure that risk is well diversified.

•	Audit review – Internal Audit reports independently to the Audit and Conduct Review Committee of the Board on the effectiveness of the risk management policies and on the extent to which internal controls are in place and being followed.

     Risks are managed within the policies and limits approved by the Board of Directors and in accordance with the governance structure described to the left. Global Risk Management is responsible for monitoring credit, market, liquidity, and operational risk within the policies and limits set by the Board of Directors.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk is created in the Bank’s direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank.

Credit Risk Management Processes

The credit risk management program is an integral part of enterprise-wide policies and procedures that articulate the Bank’s governance, risk management and control structure. Credit risk is managed through poli-

54     2004 Scotiabank Annual Report

> MANAGEMENT’S DISCUSSION & ANALYSIS

cies, guidelines and limits that are approved by the Board of Directors. The Risk Policy Committee reviews the policies, standards and limits that control credit risk and recommends to the Board any changes that may be required in response to changing market conditions and other factors. Both the Board and the Risk Policy Committee regularly receive comprehensive reports from Global Risk Management on the quality of the credit portfolios, including major risk exposures and concentrations across the organization.

CORPORATE AND COMMERCIAL

The decision-making process for corporate and commercial credits is intended to ensure that credit risks are adequately assessed, properly approved, continually monitored and actively managed. All significant credit requests are processed through the head office credit units of Global Risk Management, which are independent of the business line, for analysis and recommendation.

     The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: analysis of the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; geopolitical risk; and management. The result of this assessment is the assignment of a risk rating to the borrower, using an 18-category rating system. A separate risk rating is assigned at the facility level, taking into consideration factors that affect the loss-given-default of the facility such as security, seniority of claim, structure and term. Risk ratings determine the level of seniority at which the credit decision can be made, the assignment of economic capital and the computation of the general allowance for credit losses.

     In making credit decisions, a number of other factors are also considered, including risk rating, facility risk, industry and country limits, and single name and connection concentration limits. Various internal and external modeling techniques are used to supplement the risk analysis of individual borrowers and credit portfolios. In addition, a risk-adjusted return on equity profitability model is used to provide an assessment of each credit application to ensure the client and transaction structure offers an appropriate return for a given level of risk. Scotia Capital also has a loan portfolio management group that independently reviews the model results together with external benchmarks, and provides an opinion on the relative return and pricing of each transaction above a minimum threshold.

     The Bank segments its corporate and commercial credit exposures into major industry groups. The risks in these industry groups are managed through limits, and lending criteria and guidelines relevant to each particular industry.

     Credit units have defined authority levels appropriate to the size and risk of each transaction. Where the decision is beyond these authority levels, the credit unit will make a recommendation and refer the request to a Senior Credit Committee for adjudication. Senior Credit Committees also have defined authority levels and, accordingly, forward certain credits to the

Risk Policy Committee. In certain cases, credits must be referred to the Board of Directors.

     Individual credit exposures are regularly monitored for any signs of deterioration by both the business line units and Global Risk Management. In addition, a review and risk analysis of each borrower is conducted annually, or more frequently for higher-risk borrowers. If, in the judgment of management, an account requires the expertise of specialists in workouts and restructurings, it will be transferred to a separate group within Global Risk Management for monitoring and resolution. Internal audit conducts periodic reviews of credit risk management processes as well as reviews of a sample of individual credits from the various portfolios.

     Banking units and Global Risk Management review the various segments of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the quality of the portfolio and determine whether corrective action needs to be taken. These reviews include the examination of the risk to particular industries and countries. The results of these reviews are reported to the Risk Policy Committee and, when significant, the Board of Directors. The Risk Policy Committee makes recommendations to the Board to adjust limits to various industries and countries.

CONSUMER

The decision-making process for consumer and small business credits is intended to ensure that credit risks are adequately assessed, properly approved, continually monitored and actively managed. Generally, decisions on consumer credits are based on risk ratings, which are generated using predictive credit scoring models. Individual credit requests are processed by industry-leading adjudication software.

     The Bank’s credit adjudication and portfolio management methodologies are designed to ensure consistent underwriting and early identification of problem loans. The Bank’s rigorous credit underwriting methodology and risk modelling in Canada is customer rather than product focused. We believe that a customer-centric approach provides better risk assessment than product-based approaches, and should result in lower loan losses over time. Our adjudication software calculates the maximum debt for which the customer qualifies. This allows customers to choose the products that satisfy all of their credit needs.

     All significant credit scoring and policy changes proposed by the business line require analysis and recommendation by Global Risk Management, which is independent of the business line, and approval by the appropriate Senior Credit Committee. All credit scoring models are subject to ongoing validation and independent review by Global Risk Management.

     Consumer credit portfolios are reviewed monthly to determine emerging trends in credit quality and to assess whether corrective action is required. Internal audit conducts periodic reviews of the risk management process.

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Portfolio Review

CORPORATE AND COMMERCIAL

There was a significant year-over-year improvement in credit quality, particularly in Scotia Capital’s portfolios. A number of factors contributed to this change. Problem loans declined through repayments, loan sales and loans being restructured. As well, the number of new problem loans fell year over year, due in part to an improvement in the credit environment, and the application of well-defined business and risk management strategies to manage the portfolios. Scotia Capital commenced some strategic initiatives in the past few years that have continued into 2004. These initiatives include reducing single name exposures and exiting customer relationships that do not provide an acceptable return in relation to the risk.

     While the loan portfolios are well diversified, the Bank actively monitors industry concentrations, particularly those industries that have exhibited signs of stress. At the present time, the North American automotive industry is facing a number of challenges, particularly in the manufacturer and supplier segments. Although the Bank does not have a significant concern with its exposure to these segments, it is closely monitoring industry trends that may affect credit quality. Higher risk exposures to industries that have experienced stress in the recent past, such as the cable and telecommunications and power and energy trading sectors, have been reduced.

     To mitigate exposures in its performing corporate portfolios, the Bank uses loan sales and credit derivatives. In 2004, loan sales aggregated $630 million, compared to $660 million in 2003. At October 31, 2004, credit derivatives used to mitigate exposures in the portfolios aggregated $500 million, compared to $470 million at October 31, 2003.

     Both the Domestic and International commercial portfolios have maintained good credit quality, with gross impaired loans declining year over year. Challenging events, such as the impact of BSE on the Domestic commercial portfolio, and the impact of hurricanes on the International commercial portfolio, have not resulted in significant increases in credit losses.

DOMESTIC RETAIL

Overall credit quality in the consumer portfolio continued to be very good. Total retail reportable delinquency (dollars of assets two or more months in arrears divided by total outstanding assets) was 1.35% and improved slightly year over year.

     As well, provisions for credit losses in the domestic retail portfolio were 23 basis points of average assets, a decline of 3 basis points for the year.

INTERNATIONAL RETAIL

Within the risk tolerances we have set for our international retail portfolio, credit quality is at acceptable levels. In the Caribbean and Central America, total reportable delinquency rates and provisions for credit losses have been improving over the last four years. While the effects of hurricanes may temporarily increase delinquency in some areas of the Caribbean, we do not expect this to have a material impact on overall delinquency rates or provisions for credit losses.

     In Scotiabank Inverlat in Mexico, the delinquency trends were different between the two components of the retail portfolio. For retail loans that existed before the Bank acquired Inverlat, delinquency has declined, although it remains high. For loans granted post acquisition, delinquency levels are low, but have increased modestly as the portfolio matures.

Risk Diversification

Risk diversification is one of the key principles applied in determining policies and limits. Borrower limits are set within the context of established guidelines for individual borrowers, particular industries, countries and certain types of lending to ensure the Bank does not have excessive concentration to any single borrower, or related group of borrowers, industry sector or geographic region. Where the Bank’s Risk Policy Committee decides it is appropriate to exceed any of these guidelines the decision is reported to the Board. The Bank’s exposures to various countries and types of borrowers reflect this diversification, and are displayed in the following charts and in Tables 16 and 17 on pages 69 and 70.

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Market Risk

Market risk is the risk of loss due to changes in interest rates, foreign currency rates, credit spreads, equity and commodity prices and market volatility. Market risk exists in the Bank’s funding, investment and trading activities.

Market Risk Management Processes

Market risk exposures are managed within the framework of strategies, policies and limits that are approved by the Board of Directors. The Board reviews and approves these policies and risk limits annually, and receives regular reports on risk exposures and performance covering various lines of business.

     The Liability Committee (LCO) and the Market Risk Management and Policy Committee (MRMPC) provide senior management oversight of the Bank’s market risk exposures. The LCO is primarily focused on asset liability management, which includes funding and investment activities. The MRMPC is responsible for the approval of new products, limits and practices for trading, funding and investment activities and monitoring risk exposures. All market risk limits are reviewed at least annually.

     Global Risk Management provides independent oversight of all significant market risks. In conjunction with other support units, Global Risk Management develops and monitors various risk measures and provides reports on market risk to senior management and the Board. Global Risk Management develops market risk policies, including valuation policies. Internal Audit conducts periodic reviews of market risk management processes.

Risk Measurement Techniques

     The Bank uses a variety of metrics to measure and control the risk it assumes in its various activities. The measurements used are selected based on an assessment of the nature of risks in a particular activity. Limits are then set for those measurements that have been determined to best control the amount of risk that can be taken. There are various limits at the product, portfolio, business unit and business line levels, and for the Bank in total. Set out below is a description of some of the key risk measures employed.

VALUE AT RISK

     Value at risk (VAR) is an estimate, within a given level of statistical confidence, of the potential for loss of value that could result from holding a position for a specified period of time. For trading books, VAR is calculated daily at a 99% confidence level, for a one-day holding period, using historical simulations based on 300 days of market data. The quality of the Bank’s VAR is validated by ongoing backtesting analysis, in which the VAR is compared to hypothetical and actual profit and loss results. VAR is also used to evaluate risks arising in certain funding and investment portfolios.

STRESS TESTING

     VAR measures potential losses in normally active markets. Stress testing examines the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress-testing program is designed to identify key risks and ensure that the Bank’s capital can easily absorb potential losses from abnormal events. The Bank subjects its trading portfolios to over 50 stress tests on a daily basis, and over 200 stress tests on a monthly basis. From time to time, the Bank also evaluates risk in its investment portfolios, using stress tests based on specific market events.

SENSITIVITY ANALYSIS AND SIMULATION MODELLING

Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of assets and liabilities. It is applied globally to each of the major currencies within the Bank’s operations. Simulation models enable the Bank to assess interest rate risk under a variety of scenarios over time. The models incorporate assumptions about growth, planned business mix, changes in interest rates, shape of the yield curve, embedded product options, maturities and other factors. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers.

GAP ANALYSIS

Gap analysis is used to assess the interest rate sensitivity of the Bank’s retail, wholesale banking and international operations. Under gap analysis, interest rate sensitive assets, liabilities and off-balance sheet instruments are assigned to defined time periods on the basis of expected re-pricing dates. A liability gap occurs when more liabilities than assets are subject to interest rate changes during a given time period. Conversely, an asset sensitive position arises when more assets than liabilities are subject to rate changes.

Funding and Investment Activities

The Bank’s asset liability management processes focus on identifying, measuring and controlling the market risks arising in the Bank’s funding and investment activities. The Liability Committee meets weekly to review risks and opportunities, and to evaluate performance.

INTEREST RATE RISK

Interest rate risk arises from the impact that changes in interest rates may have on income and economic value due to the mismatch between positions that are subject to interest rate adjustment within a specified period.

     The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within prudent risk tolerances. Interest rate risk arising from the Bank’s funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to annual income and economic value. The annual income limit measures the effect of a specified shift in interest rates on the Bank’s net income, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap

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Table 12 Interest rate gap

				Non-interest
Interest rate sensitivity position(1)	Within	3 to 12	Over	rate
As at October 31, 2004 ($ billions)	3 months	months	1 year	sensitive	Total
Canadian dollars
Assets	$100.7	$17.5	$46.0	$7.0	$171.2
Liabilities	90.4	22.7	38.7	19.4	171.2

Gap	10.3	(5.2)	7.3	(12.4)
Cumulative gap	10.3	5.1	12.4	–

Foreign currencies
Assets	78.2	7.1	13.4	9.3	108.0
Liabilities	80.9	6.4	4.3	16.4	108.0

Gap	(2.7)	0.7	9.1	(7.1)
Cumulative gap	(2.7)	(2.0)	7.1	–

Total
Gap	$7.6	$(4.5)	$16.4	$(19.5)
Cumulative gap	7.6	3.1	19.5	–

As at October 31, 2003:
Gap	$(1.2)	$(1.3)	$24.8	$(22.3)
Cumulative gap	(1.2)	(2.5)	22.3	–

(1)	The above figures reflect the inclusion of off-balance sheet instruments, as well as an estimate of prepayments on consumer and mortgage loans. The off-balance sheet gap is included in liabilities.

limits. Gap analysis, simulation modeling, sensitivity analysis and VAR are used to assess exposures and for planning purposes.

     The chart at right illustrates trends in interest rate gaps. As at October 2003, the Bank had a moderate one-year liability gap in Canadian dollars. During the first quarter of fiscal 2004, the Bank took steps to move to an asset gap exposure in anticipation of rising rates. This asset gap exposure was progressively increased throughout the remainder of fiscal 2004. The Canadian dollar margin declined in 2004 as a result of low interest rates during the year, competitive pressures, and a change in asset mix.

     The Bank maintained a one-year liability gap in foreign currencies throughout fiscal 2004. Overall, foreign currency margins increased slightly in 2004.

     Based on the Bank’s interest rate positions at year end 2004, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities would increase net income after tax by approximately $65 million over the next 12 months. During fiscal 2004, this measure has ranged between $36 million and $110 million. This same shock would reduce the after-tax present value of the Bank’s net assets by approximately $355 million. During fiscal 2004, this measure has ranged between $255 million and $363 million.

FOREIGN CURRENCY RISK

Foreign currency risk is the risk of loss due to changes in foreign exchange rates.

     Foreign currency risk arising from the Bank’s funding and investment activities includes that from the Bank’s net corporate foreign currency positions (loans, investments and other assets less deposits and other funding) and from its net investments in self-sustaining foreign operations (both subsidiaries and branches). The Bank’s exposure is subject to a Board-approved limit and is reviewed quarterly by the Liability Committee. To mitigate the foreign currency exposure in its corporate position, the Bank customarily funds assets with liabilities in the same currency, When economically feasible, the Bank will hedge the foreign currency exposure with respect to its net investments in self-sustaining foreign operations primarily by funding the investments in the same currency.

     In accordance with GAAP, foreign currency translation gains and losses from corporate positions are recorded in earnings, while foreign currency translation gains and losses from net investments in self-sustaining operations are recorded in the cumulative foreign currency translation account within shareholders’ equity. While gains/losses on net investments may increase/reduce the Bank’s capital, depending on the strength or weakness of the Canadian dollar against other currencies, the Bank’s regulatory capital ratios are not materially affected, since the risk-weighted assets of the foreign operations rise or fall in about the same proportion as the change in capital.

     The Bank is also subject to foreign currency translation risk on the earnings of its foreign operations. The Bank projects its foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, out over a number of future fiscal quarters. The Liability Committee assesses economic data and forecasts and decides on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments would normally include foreign currency spot and forward contracts, as well as foreign currency options.

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However, recent changes to hedge accounting standards, effective November 1, 2003, have made it more difficult to achieve hedge accounting treatment for these economic hedges. Consequently, this has the potential for a mismatch in the timing of the recognition of economic hedge gains/losses with the underlying foreign earnings translation losses/gains.

     The translation effect of the strengthening of the Canadian dollar on the Bank’s earnings is summarized on page 33. In the absence of hedging activity, a one per cent increase (decrease) in the Canadian dollar against all the currencies in which we operate, decreases (increases) our earnings by approximately $23 million before tax. A similar change in the Canadian dollar would decrease (increase) the foreign currency translation account in shareholder’s equity by approximately $70 million.

INVESTMENT PORTFOLIO RISKS

     The Bank holds investment portfolios for liquidity, longer-term capital appreciation or attractive after-tax yields. These portfolios expose the Bank to interest rate, credit spread and equity risk. Debt investments primarily consist of government and corporate bonds. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. The majority of these securities are valued using prices obtained from external sources. These portfolios are subject to a Board-approved policy and limits.

     As at October 31, 2004, the market value of the Bank’s investment securities portfolio was a substantial $1,048 million over book value, compared to a $703 million surplus over book value at the end of fiscal 2003. The majority of this increase related to the Bank’s unrealized gain on its investment holding in Shinsei Bank.

Trading Activities

     Trading is primarily customer focused, but also includes a proprietary component. Scotiabank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices.

     The Board of Directors annually approves aggregate VAR and stress testing limits for the Bank’s trading portfolios, and reviews the results quarterly. Within the policy and limit framework established by the Board, the Market Risk Management and Policy Committee establishes detailed trading policies, product and risk limits, including VAR limits by business line.

     The Bank’s independent risk management units develop, execute and analyze stress testing, sensitivity analysis, VAR calculations and valuation processes, and review and participate in new product development. Models that are used for financial reporting or limit monitoring are independently validated prior to implementation and are subject to formal periodic review.

     Trading positions are marked to market daily in accordance with valuation policies established by Global Risk Management. Valuations are independently reviewed by back office or risk management units on a regular basis. These units provide profit and loss reporting, as well as VAR and limit compliance reporting to business unit management and executive management for evaluation and action where appropriate.

     In fiscal 2004, the one-day VAR for trading activities averaged $8.8 million, compared to $9.0 million in 2003.

     The histogram below shows the distribution of daily trading revenue for fiscal 2004. Trading revenue averaged $3.0 million per day, compared to $3.1 million for 2003. Revenue was positive on more than 92% of trading days during the year, compared to 89% in 2003.

     During the year, the largest single day loss was $7.3 million. This was the result of a significant decline in interest rates on August 6, 2004.

     The following table shows the VAR by risk factor. Interest rate exposure has increased from an average of $5.7 million in fiscal 2003 to $7.9 million in fiscal 2004, offset by declines in the average foreign exchange and equity risk factors.

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One-day VAR by risk factor (average, in $ millions)

	2004				2003
	Year				Year
millions	end	Avge.	High	Low	end	Avge.	High	Low
Interest rate	3.6	7.9	19.5	2.6	8.5	5.7	12.7	2.7
Equities	4.0	4.3	8.3	2.1	6.4	5.6	8.9	2.3
Foreign exchange	1.5	1.4	3.2	0.2	1.0	2.8	8.8	0.1
Commodities	0.7	0.8	1.8	0.4	1.2	0.7	1.8	0.3
Diversification effect	(4.5)	(5.6)	N/A	N/A	(6.5)	(5.8)	N/A	N/A
All Bank VAR	5.3	8.8	19.0	4.2	10.6	9.0	16.1	5.8

Derivative products and Structured Transactions

DERIVATIVES

The Bank uses derivatives to manage market and credit risks arising from its funding and investment activities, and to lower its cost of capital. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forward contracts, swaps and options are also used to manage foreign currency risk exposures. As a dealer, the Bank markets derivatives to its customers and takes positions for its own account.

     Market risk arising from derivatives transactions is subject to the control, reporting and analytical techniques noted under Trading Activities. Additional controls and analytical techniques are applied to address certain market-related risks that are unique to derivative products.

     To control credit risk, the Bank applies limits to each coun-terparty, measures exposure as the current fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization. The Bank’s derivatives portfolio is composed primarily of short-term instruments with high-quality counterparties. Investment grade counterparties account for 88% of the credit risk amount arising from the Bank’s derivative transactions, down slightly from 90% last year.

     The Bank’s use of credit derivatives increased year over year, as notional principal amounts rose by $1.5 billion to $18.8 billion. The growth was in the Bank’s trading businesses, where the activity includes trading with customers, structured transactions and modest proprietary trading. Net credit derivative trading exposures were not significant. The Bank also transacts credit derivatives in its investment and loan portfolios, although this activity has declined from last year. Credit protection sold is used as an alternative to bond or loan assets, while credit protection bought is used to manage credit exposures. As at October 31, 2004, the notional value of credit default swaps sold in the investment and credit portfolios was $0.7 billion and the notional value bought was $0.5 billion.

     Derivative products used for asset/liability management (non-trading) purposes are economic hedges. They must meet specified designation, documentation and effectiveness testing requirements to qualify for hedge accounting treatment. Further details on the accounting for derivatives can be found in Note 1 of the 2004 consolidated financial statements on page 92.

STRUCTURED TRANSACTIONS

Structured transactions are specialized transactions that may involve combinations of cash and derivatives designed to meet the specific risk management or financial requirements of customers. These transactions are carefully evaluated by the Bank to identify and address the credit, market, legal, tax, reputational and other risks, and are subject to a cross-functional review and sign off by trading management, Global Risk Management, Taxation, Finance and General Counsel departments. All large structured derivatives transactions are also subject to review by senior risk management committees. Structured finance transactions are also evaluated in accordance with the procedures described below in Reputational Risk.

     The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk. Once executed, structured transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. This review and analysis includes careful monitoring of the quality of the reference assets, and ongoing valuation of the derivatives and reference assets.

Liquidity Risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Financial obligations include liabilities to depositors, payments due under derivative contracts, settlement of securities borrowing and repurchase transactions, and lending and investment commitments.

     Managing liquidity risk is essential to maintaining the confidence of depositors and counterparties. It is managed within the framework of policies and limits that are approved by the Board of Directors. The Board receives regular reports on risk exposures and performance against approved limits. The Liability Committee provides senior management oversight of liquidity risk and meets weekly to review the Bank’s liquidity profile.

     The key elements of the framework used to manage liquidity risk are:

•	Set limits to control the key elements of risk;

•	Measure and forecast cash commitments;

•	Diversify funding sources;

•	Maintain appropriate holdings of liquid assets;

•	Conduct regular liquidity crisis stress testing; and

•	Maintain contingency plans that can be activated to facilitate managing through a disruption.

Liquidity Profile

The Bank maintains large holdings of liquid assets to support its operations. These assets can be sold or pledged to meet the Bank’s obligations. As at October 31, 2004, liquid assets were $69 billion (2003 – $75 billion), equal to 25% of total assets versus 26% the previous year. These assets consist of securities,

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75% (2003 – 73%), and cash and deposits with banks, 25% (2003 – 27%). The year-over-year decline in liquid assets is due to lower balances of Government of Canada and other debt securities and deposits with other banks, partially offset by an increase in equity securities.

     In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at October 31, 2004, total assets pledged or sold under repurchase agreements were $33 billion (2003 – $44 billion). The year-over-year decline is attributable primarily to a reduced level of securities sold under repurchase agreements.

Funding

Scotiabank relies on a broad range of funding sources. The principal sources of funding are capital, deposits drawn from retail and commercial clients in the Bank’s extensive domestic and international branch network, and wholesale funding. To ensure that the Bank does not place undue reliance on a single entity as a funding source, the Bank maintains a limit on the amount of deposits it will accept from any one entity. Core funds, represented by capital and core deposits of the Bank’s retail and commercial clients, were $146 billion as at October 31, 2004, versus $137 billion last year. This increase arose from higher retail and commercial deposits. As at October 31, 2004, the Bank’s core funds represented 52% of total funding (2003 – 48%).

Contractual Obligations

The table below provides aggregated information about the Bank’s contractual obligations at October 31, 2004, which affect the Bank’s liquidity and capital resource needs. The Bank’s contractual obligations include contracts and purchase obligations, including agreements to purchase goods and services, that are enforceable and legally binding on the Bank. The table excludes deposit liabilities (except term funding), other short-term financing arrangements, lending commitments and pension and other retirement benefit obligations, which are discussed in Notes 9, 21, 20 and 16, respectively, of the 2004 consolidated financial statements.

Contractual Obligations

	Within			Over
($ millions)	1 year	1-3 years	4-5 years	5 years	Total
Term funding
Wholesale deposit notes	4,368	3,945	3,754	645	12,712
Euro MTN	2,768	3,813	473	–	7,054
Subordinated debentures	–	–	305	2,310	2,615
Other long-term liabilities	290	385	–	1,188	1,863

Subtotal	7,426	8,143	4,532	4,143	24,244
Operating leases	162	221	135	172	690
Outsourcing obligations	165	329	186	468	1,148

Total	7,753	8,693	4,853	4,783	26,082

     The Bank has a number of note issuance programs to broaden its base of term funding. In 2004, the Bank issued $2,156 million in euro medium-term notes, $5,112 million in deposit notes in the domestic market, and $603 million of Yankee certificates of deposit and other instruments.

     The Bank issues subordinated debentures as part of its capital management program. In 2004, there was no change in the debentures issued and outstanding.

     Other long-term liabilities include transactions where the Bank is the paying agent on customer lease transactions, and term financing bonds in the Bank’s foreign subsidiaries.

Table 13 Liquidity

For the fiscal years ($ millions)	2004	2003	2002	2001	2000
Canadian dollar liquid assets
Cash and deposits with Bank of Canada	$356	$647	$868	$1,062	$648
Deposits with other banks	1,255	1,382	686	1,124	1,131
Securities	32,211	34,234	30,310	25,284	22,129
Call and short loans	–	–	–	–	–

	33,822	36,263	31,864	27,470	23,908

Foreign currency liquid assets
Cash and deposits with Bank of Canada	2,624	2,388	2,370	2,147	1,598
Deposits with other banks	12,920	16,163	16,348	15,827	15,368
Securities	19,344	20,254	16,194	17,702	12,058
Call and short loans	–	–	–	291	–

	34,888	38,805	34,912	35,967	29,024

Total liquid assets
Cash and deposits with Bank of Canada	2,980	3,035	3,238	3,209	2,246
Deposits with other banks	14,175	17,545	17,034	16,951	16,499
Securities	51,555	54,488	46,504	42,986	34,187
Call and short loans	–	–	–	291	–

	$68,710	$75,068	$66,776	$63,437	$52,932

Liquid assets as a % of total assets	24.6%	26.3%	22.5%	22.3%	20.9%

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     The Bank leases a large number of its branches, office and other locations. The vast majority of these leases are for a term of five years, with an option to renew. The total cost of these leases, net of rental income from subleases, was $170 million in 2004.

     The Bank has entered into two major outsourcing contracts. The largest is a seven-year contract with IBM Canada entered into in 2001 to manage the Bank’s domestic computer operations, including data centres, branches, ABMs and desktop computers. The second is a three-year contract, with two optional five-year renewals, entered into in 2003 with Symcor Inc. to manage the Bank’s cheque and bill payment processing, including associated statement and report printing activities across Canada. Both outsourcing contracts are cancellable with notice.

Capital Commitments

Scotiabank has an ongoing program of capital investment to provide the necessary level of technology and real estate resources to service our customers and meet new product requirements. All major capital expenditures go through a rigorous review and approval process.

     Total capital expenditures were $158 million in 2004, comparable with 2003. Of this, 41% was in technology-related spending, particularly for upgraded telecommunications equipment, new ABMs and computer hardware. Real estate spending comprised the remaining 59% of capital expenditures for 19 new branches and offices, and the renovation or expansion of existing locations.

Operational Risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures or controls. Operational risk, in some form, exists in each of the Bank’s business and support activities. Operational risk can result in financial loss, regulatory sanctions and damage to the Bank’s reputation.

     The Bank has developed policies, standards and assessment methodologies to ensure that operational risk is appropriately identified, managed and controlled within each business line. The key policies and standards include:

•	An operational risk management policy approved by the Board of Directors;

•	Processes to identify and assess operational risks in relation to changes to products and systems and new initiatives;

•	Defined and documented approval authorities;

•	Appropriate segregation of duties and delegated authority;

•	Compliance programs to ensure the Bank’s adherence to regulatory requirements;

•	A business continuity planning process, including business resumption plans for all key operations, and appropriate back-up facilities to ensure the availability of service delivery; and

•	Risk mitigation through insurance, where feasible and appropriate.

     In addition to the policies and standards outlined above, the internal audit department, through regular risk-based audits, provides independent, objective assessment that controls and operating processes are properly designed and operating effectively.

     The Bank has a central operational risk management unit, which is part of Global Risk Management. This unit is responsible for:

•	Defining, developing, recommending and, in conjunction with business and support units, implementing high-level operational risk policies;

•	Collecting data on operational losses and providing reporting to executive and line management;

•	Operating a guided self-assessment program; and

•	Reviewing industry best practices and regulatory requirements, and providing guidance to business units with respect to these issues.

     The central operational risk management unit is responsible for the guided self-assessment program, which entails reviews of significant operations to identify and assess operational risks. Where appropriate, line management develops action plans to mitigate identified risks. Results of these reviews are summarized and reported to executive management.

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Reputational Risk

Reputational risk is the risk that negative publicity regarding the Bank’s business practices, whether true or not, will adversely affect the Bank’s operations or customer base, or will require costly litigation or other defensive measures.

     Negative publicity about an institution’s business practices may involve any aspect of its operations but usually relates to questions of business ethics and integrity, or quality of products and services. Negative publicity and attendant reputational risk frequently arise as a by-product of some other kind of risk management control failure.

     Reputational risk is managed and controlled throughout the Bank by codes of conduct, governance practices and risk management programs, policies, procedures and training. Many relevant checks and balances are outlined in greater detail under other risk management sections, particularly Operational Risk, where reference is made to the Bank’s well-established compliance program. All directors, officers and employees have a responsibility to conduct their activities in accordance with the Scotiabank Guidelines for Business Conduct and in a manner that minimizes reputational risk. The activities of the General Counsel, Corporate Secretary, Public, Corporate & Government Affairs and Compliance departments, and the Bank’s Reputational Risk Committee, are particularly oriented to the management of reputational risk.

     In providing credit or advice to customers, the Bank considers whether the transaction or relationship might give rise to reputational risk. The Bank has an established Board-approved policy and procedures for managing reputational and legal risk relative to structured finance transactions. As well, the Reputational Risk Committee is available to support other risk management committees and business units with their assessment of reputational risk associated with complex products and transactions.

     To ensure that the Bank enters into transactions that are, and will be seen to be, congruent with high ethical standards, the committee considers a broad array of factors when assessing transactions including: the extent, and outcome, of legal and regulatory due diligence pertinent to the transaction; the economic intent of the transaction; the effect of the transaction on the transparency of a customer’s financial reporting; the need for customer or public disclosure; conflict of interest; fairness issues; and public perception.

     The committee may impose conditions on customer transactions, including customer disclosure requirements to promote transparency in financial reporting, to ensure that transactions meet Bank standards. In the event the committee recommends not proceeding with a transaction and the sponsor of the transaction wishes to proceed, the transaction is referred to the Risk Policy Committee.

Environmental Risk

Environmental risk refers to the possibility that environmental concerns involving the Scotiabank Group or its customers could affect the Bank’s financial performance. To safeguard the Bank and the interests of its stakeholders, Scotiabank implemented an environmental policy in 1991 which, with Board approval, has been periodically updated. This policy – which guides our day-to-day operations, lending practices, supplier agreements and the management of our real estate holdings – is supplemented by specific policies and practices relating to individual business lines.

     The Environmental Lending Policy, for example, ensures appropriate consideration is given to environmental risks associated with the business operations of each borrower. Such considerations are factored into the Bank’s credit evaluation procedures.

     Environmental concerns also play a prominent role in shaping our real estate practices. The Real Estate Department adheres to an Environmental Compliance Policy to ensure responsible management of the Bank’s real estate holdings. In addition, considerable recycling and resource management programs are in place in the Bank’s corporate offices and branch networks.

     To ensure it continues to operate in an environmentally responsible manner, the Bank monitors policy and legislative requirements through ongoing dialogue with government, industry and stakeholders in countries where it operates.

     For more information on Scotiabank’s environmental policies and practices, please refer to our annual Public Accountability Statement/Corporate Social Responsibility Report, which is also available online at www.scotiabank.com.

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> CONTROLS AND ACCOUNTING POLICIES

Controls and Procedures

Management’s responsibility for financial information contained in this Annual Report is described on page 84. In addition, the Bank’s Audit and Conduct Review Committee of the Board of Directors has reviewed this Annual Report, and the Board of Directors has reviewed and approved this document prior to its release. The Bank is committed to providing timely, accurate and balanced disclosure of all material information about the Bank and to providing fair and equal access to such information. The Bank’s disclosure policies and practices are published on its website.

     As of October 31, 2004, the Bank’s management evaluated the effectiveness of the design and operation of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC). This evaluation was performed under the supervision of, and with the participation of the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO). In addition, the Bank’s management has assessed whether during the 2004 fiscal year there have been any significant changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

     Disclosure controls are procedures designed to ensure that information required to be disclosed in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to the Bank’s management, including the CEO and the CFO, as appropriate, to allow timely decisions regarding required disclosure. Internal control over financial reporting is a process designed by, or under the supervision of, senior management, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the Bank’s consolidated financial statements in accordance with Canadian generally accepted accounting principles.

     The Bank’s management, including the CEO and the CFO, does not expect that the Bank’s disclosure controls or internal control over financial reporting will prevent or detect all misstatements due to error or fraud. Because of the inherent limitations in all control systems, an evaluation of controls can provide only reasonable, not absolute, assurance that all control issues and instances of fraud or error, if any, within the Bank have been detected.

     Based on the evaluation of disclosure controls and assessment of changes in internal control over financial reporting, the CEO and the CFO have concluded that, subject to the inherent limitations noted above:

•	the Bank’s disclosure controls are effective in ensuring that material information relating to the Bank, including its consolidated subsidiaries, is made known to management on a timely basis, and is fairly presented in all material respects in this Annual Report; and

•	during the 2004 fiscal year, to the best of their knowledge and belief, there have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

     The Bank is continually evolving and enhancing its systems of controls and procedures. Based on current SEC rules, the CEO and CFO will be required to certify annually, commencing October 31, 2005, that they have evaluated the effectiveness of the design and operation of internal control over financial reporting and must provide an annual report on internal control over financial reporting. The shareholders’ auditors will be required to attest to and report on management’s assessment. A significant effort is under way to meet this new reporting requirement.

Summary of Critical Accounting Estimates

     The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this Annual Report. The significant accounting policies used in preparing the Bank’s consolidated financial statements are summarized in Note 1 to those statements. Certain of those policies are considered to be particularly important to the presentation of the Bank’s financial position and results of operations, because they require management to make difficult, complex or subjective judgments and estimates, often as a result of matters that are inherently uncertain. The following is a discussion of those critical accounting estimates. These estimates are adjusted in the normal course to reflect changing underlying circumstances. However, there were no significant adjustments to these estimates, except as noted under Allowance for Credit Losses.

Allowance for credit losses

The allowance for credit losses represents management’s estimate of the probable incurred losses inherent in the portfolio of deposits with banks, securities purchased under resale agreements, loans, acceptances and other indirect credit commitments, such as letters of credit and guarantees. Management undertakes regular reviews of credit quality to

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> MANAGEMENT’S DISCUSSION & ANALYSIS

determine the adequacy of the allowance for credit losses. This determination requires management to make difficult, complex or subjective judgments and estimates at many levels, including identifying credits that are impaired, considering factors specific to individual credits, as well as the impact of portfolio characteristics and risks. Changes to these estimates, or the use of different but also reasonable judgments and estimates, could have a direct impact on the provision for credit losses and could result in a change in the related allowance.

     In determining specific allowances applicable to individual credit exposures, management must first form a judgment as to whether a loan is impaired, and then as to its estimated net realizable value, based on available evidence about the individual borrower. This process requires management to make a number of significant judgments and estimates, including estimates as to the amount and timing of future cash flows, the fair value of any underlying security, costs of realization, observable market prices, and expectations about the future prospects of the borrower and any guarantors.

     Specific allowances for homogenous portfolios, including credit card loans, certain personal loans and certain international residential mortgages are determined on a group basis. This process involves estimating the probable losses inherent in the portfolio, using a formula method that takes into account recent loss experience.

     With the overall improved credit quality of the loan portfolio, management’s best estimate of losses on impaired loans resulted in a reduction in the specific provisions for credit losses in 2004.

     The general allowance is intended to estimate probable incurred losses inherent in the loan portfolio that have not yet been identified on an item-by-item basis. Many factors can affect management’s estimate of the required level of the general allowance, including historical default probabilities, loss severity in the event of default and exposure at default. The Bank applies estimates of these parameters in its internally developed model to arrive at an initial quantitative estimate. If the probability of default or the loss severity parameters for the non-retail portfolio were independently increased or decreased by 10%, the model would indicate an increase or decrease to the quantitative estimate of approximately $60 million each.

     Senior management forms a judgment as to whether adjustments are necessary to the initially calculated amounts. Considerations include observable data, such as economic trends and business conditions, portfolio concentrations, risk migrations and recent trends in volumes and severity of delinquencies. The general allowance is reviewed each quarter to ensure the amount is appropriate in relation to the size of the portfolio, inherent credit risks and trends in portfolio quality.

     In the past year, the initial quantitative estimate has declined due primarily to the lower levels of corporate and commercial loans, and the improved credit quality of these portfolios. The positive aspects of these factors were tempered by judgments made about the potential impact of rising energy prices and the substantial strengthening of the Canadian dollar. However, if there is sustained improvement in the credit quality of the commercial and corporate loans, the general allowance may be further reduced in 2005.

Fair value of financial instruments

Financial instruments held for trading purposes, including trading securities and derivatives, are carried at fair value, with changes in fair value recorded in the income statement. Most trading securities are recorded at quoted market prices. Trading derivatives, which include derivatives transacted with customers to accommodate their risk management needs and derivatives used to generate trading income from the Bank’s proprietary trading positions, are recorded at quoted market prices, where available. Where quoted market prices are not available, fair values are determined using other valuation techniques, including discounted cash flow and option pricing models that are based on independently sourced market interest rate yield curves, foreign currency rates and option volatility factors. As at October 31, 2004, 97% of the gross fair value of trading derivatives is based primarily on internal models with significant observable market parameters or quoted market prices. For trading securities, approximately 99% of the portfolio is fair valued based on quoted market prices.

     Management applies judgment in the selection of the models and the various inputs, as well as in the determination of any valuation adjustments to cover future risks and related costs. Any imprecision in these estimates can affect the recorded fair value. However, the impact of any changes in these estimates – for example, for model imprecision or liquidity – is not expected to be significant.

Other-than-temporary impairment of investment securities

Investment securities comprise debt and equity securities held for liquidity and longer-term investment. Investment securities are held at cost or, in the case of debt securities, at amortized cost. In circumstances where management determines that an other-than-temporary impairment of an investment security has occurred, the carrying value of the security is written down to its estimated net realizable value. This determination involves a number of judgments and estimates.

     Management’s judgment as to the existence of an other-than-temporary impairment takes into account the length of time that the fair value of a security has been below its carrying value, prospects for recovery in fair value, and factors such as the company’s financial condition and future prospects. Once management has determined that the security has suffered an other-than-temporary decline in value, management must form a judgment as to the estimated net realizable value of the security. In making this estimate, management considers all of the data gathered during the impairment evaluation process, as well as the market liquidity and the Bank’s plans for the security.

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     As at October 31, 2004, the gross unrealized gains on individual investment securities were $1,427 million, and the gross unrealized losses were $73 million, combining for a net unrealized gain of $1,354 million before related derivative and other hedge amounts ($1,048 after related derivative and other hedge amounts). Management does not expect these losses to be realized, as they have been judged to be temporary.

Pensions and other employee future benefits

The Bank provides pension and other future benefit plans for qualified employees in Canada, the United States and other international operations.

     The cost of these employee future benefits is actuarially determined each year. The calculation uses management’s best estimate of a number of assumptions, as discussed in Note 1 of the 2004 consolidated financial statements on page 90. The critical assumptions made by management are the long-term rate of investment return on plan assets, future compensation and health care costs. Management applies judgment in the selection of these assumptions, based on regular reviews of historical investment returns, salary increases and health care costs. Expectations regarding future economic trends and business conditions, including inflation rates, are also considered.

     Actual experience will differ from the assumptions made by management, resulting in a net actuarial gain or loss that will cause the benefit expense for future years to increase or decrease. Rather than being recognized in income immediately, if the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of the year, the excess above this 10% threshold is generally amortized into income over the estimated average remaining service period of active employees ranging from 11 to 20 years.

     Management’s assumptions, along with a sensitivity analysis of changes in these assumptions on both the benefit obligation and the benefit expense, are disclosed in Note 16 of the 2004 consolidated financial statements on page 107. The assumption with the greatest sensitivity impact is the assumed long-term rate of return on assets. If this assumed long-term rate of return on assets was 1% lower (higher), the benefit expense for 2004 would have been $35 million higher (lower). Over the past 10-year period, the actual annualized rate of return on the assets for the Bank’s main pension plan exceeded the assumed annualized rate by 3%, notwithstanding lower returns in recent years.

     The discount rate is another critical assumption used to calculate the cost of employee future benefits, though this rate is generally prescribed to be equal to the current yield on long-term, high-quality corporate bonds with a duration similar to the duration of the benefit obligation. Thus, management applies very little judgment in selecting this rate.

Corporate income taxes

The provision for income taxes and future income tax assets and liabilities represent management’s estimate of the income tax consequences of transactions and events during the period. In determining the accounting for income taxes, tax legislation in a variety of jurisdictions is interpreted and assumptions are made about the expected timing of the reversal of temporary differences that result from the different treatment of items for tax and accounting purposes. In addition, the valuation of future income tax assets related to tax loss carryforwards requires management to assess whether it is more likely than not that benefits will be realized prior to expiration. Total gross future tax assets relating to subsidiaries’ unused income tax losses arising in prior years were $180 million as at October 31, 2004 (2003 – $295 million), for which the Bank established a valuation allowance of $84 million (2003 – $189 million) due to the uncertainty in realizing these losses. These tax loss carry-forwards expire by 2006. The Bank will adjust the valuation allowance if and when there is greater certainty of realizing this future asset.

     The Bank’s total net future income tax asset, including the net amount for tax loss carryforwards, was $999 million as at October 31, 2004 (2003 – $912 million). Note 1 on page 92 of the 2004 consolidated financial statements contains further details on the significant accounting policies underlying accounting for income taxes, and Note 15 on page 105 provides further information with respect to our provisions for income taxes.

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Changes in accounting policies

The Bank’s significant accounting policies are set out in Note 1 on pages 90 to 94 of the 2004 consolidated financial statements. Included in Note 1 is a description of the changes to accounting policies in 2004. These changes were a result of new accounting standards that were required to be adopted on a prospective basis in 2004.

•	The Bank adopted a new accounting guideline for hedging relationships, issued by the CICA, which establishes more stringent and formalized conditions for the use of hedge accounting.

•	Qualifying costs incurred on a prospective basis for computer software are capitalized and depreciated, rather than being expensed as incurred.

•	The country risk allowance is no longer disclosed as part of the allowance for credit losses, but continues to be deducted from investment securities.

     These accounting policy changes did not have a material impact on the Bank’s financial condition, results of operations or changes in financial condition for fiscal 2004.

     As well, in 2004 the Bank was required to change the balance sheet presentation of certain types of cheques and other items in transit on a prospective basis, as a result of a new CICA standard for financial reporting that eliminated industry practice as a source of generally accepted accounting principles. This change in balance sheet presentation was not material to the Bank’s consolidated financial position, and also resulted in these items not being classified as part of cash and cash equivalents in the consolidated statement of cash flows as discussed more fully in footnote 2 on page 88 of the 2004 consolidated financial statements.

     There are two future accounting standard changes that will be effective for the Bank’s 2005 consolidated financial statements:

•	The Bank will be required to consolidate variable interest entities (VIEs) where the Bank is the primary beneficiary of the VIE. This accounting standard permits prospective application, which is the method of adoption that the Bank has chosen to apply.

•	Certain financial instruments that have the characteristics of a liability and equity, which are currently recorded as equity, will be retroactively classified as a liability and the comparative financial statements will be restated.

     These future changes and the expected impact on the Bank are described in greater detail in Note 2 on page 94 of the 2004 consolidated financial statements.

Related Party Transactions

In the ordinary course of business, the Bank provides normal banking services to its associated and other related corporations on terms similar to those offered to non-related parties.

     In Canada, loans are currently granted to directors and officers at market terms and conditions. Effective March 1, 2001, in Canada the Bank discontinued the prior practice of granting loans to officers and employees at reduced rates. Any loans granted prior to March 1, 2001 are grandfathered until maturity. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to officers of those foreign units at reduced rates or on preferred terms. Loans to executive officers of the Bank totaled $2.8 million as at October 31, 2004, and loans to directors totaled $0.5 million.

     Directors can use some or all of their fees to buy common shares at market rates through the Directors’ Share Purchase Plan. Commencing in 2004, the Bank no longer grants stock options to non-officer directors (refer to Note 14 of the 2004 consolidated financial statements on pages 103 and 104).

     The Bank may also enter into commercial arrangements with companies controlled by directors. These commercial arrangements are conducted at market terms and conditions and follow the normal credit and other review processes within the Bank. The Bank’s committed credit exposure to companies controlled by directors totaled $587 million as at October 31, 2004, while actual utilized amounts were $408 million.

     The Bank has various processes in place to ensure that related party information is identified and reported to the Audit and Conduct Review Committee (ACRC) of the Board of Directors on a semi-annual basis. The oversight provided by the ACRC meets the requirements of the Bank Act, and encompasses a broader definition of related party transactions than is set out in generally accepted accounting principles. The ACRC has the responsibility for reviewing policies and practices of the Bank to identify transactions with its related parties that may materially affect the Bank, and reviewing the procedures for ensuring compliance with the Bank Act for related party transactions. In addition, the ACRC approves the terms and conditions of all transactions between the Bank and Bank-sponsored asset securitization special purpose vehicles to ensure that such transactions are at market terms and conditions. The ACRC is provided with detailed reports that reflect the Bank’s compliance with its established procedures.

     The Bank’s Audit Department carries out audit procedures as necessary to provide the ACRC with reasonable assurance that the Bank’s policies and procedures with respect to the identification, authorization and reporting of related party transactions are appropriately designed and operating effectively.

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> SUPPLEMENTARY DATA* CREDIT RISK

Table 14 Geographic distribution of earning assets

	2004
		% of
		earning
As at September 30 ($ billions)	Balance	assets	2003	2002	2001	2000
North America
Canada	$166.9	64.4%	$158.5	$147.8	$135.3	$133.0
United States	25.0	9.7	34.1	46.4	43.1	44.0

	191.9	74.1	192.6	194.2	178.4	177.0

Europe
United Kingdom	7.4	2.9	8.1	10.2	10.4	9.2
Germany	3.5	1.3	2.9	2.8	3.5	3.3
Ireland	2.0	0.8	1.4	1.6	1.4	0.9
France	1.1	0.4	1.5	1.4	1.5	1.9
Netherlands	0.8	0.3	1.5	1.1	1.0	0.6
Other	3.4	1.3	4.8	5.0	5.6	4.4

	18.2	7.0	20.2	22.1	23.4	20.3

Asia
India	2.0	0.8	1.1	1.1	1.1	0.9
Malaysia	1.4	0.5	1.5	1.6	1.7	1.3
South Korea	1.4	0.5	1.8	2.3	1.5	1.4
Japan	1.1	0.4	1.7	1.6	1.4	1.3
Hong Kong	0.9	0.4	1.0	1.2	1.4	2.0
Other	2.4	1.0	2.0	2.2	1.9	1.5

	9.2	3.6	9.1	10.0	9.0	8.4

Caribbean
Jamaica	3.0	1.1	2.6	3.4	3.2	2.8
Puerto Rico	1.9	0.7	2.1	2.6	2.4	2.1
Bahamas	1.7	0.7	1.7	1.8	1.7	1.5
Trinidad &Tobago	1.5	0.6	1.6	1.7	1.7	1.5
Other	6.7	2.6	6.4	6.9	5.2	4.6

	14.8	5.7	14.4	16.4	14.2	12.5

Latin America
Mexico	18.7	7.2	18.2	20.3	19.7	1.5
Chile	3.3	1.3	3.4	3.6	3.0	3.1
Argentina	—	—	—	0.2	3.7	3.7
Other	3.5	1.3	3.7	3.7	3.9	3.3

	25.5	9.8	25.3	27.8	30.3	11.6

Middle East and Africa	0.7	0.3	0.4	0.5	0.4	0.4

General allowance(1)	(1.4)	(0.5)	(1.5)	(1.5)	(1.5)	(1.3)

Total	$258.9	100.0%	$260.5	$269.5	$254.2	$228.9

(1)	As at October 31.

*	Certain comparative amounts in this report have been reclassified to conform with current year presentation.

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Table 15 Cross-border exposure to select countries(1)

					Investment in
		Interbank		Government and	subsidiaries		2004	2003
As at October 31 ($ millions)	Loans	deposits	Trade	other securities	and affiliates(3)	Other	Total	Total
Asia
South Korea	$474	$—	$286	$593	$—	$5	$1,358	$1,635
Japan	550	91	84	437	—	76	1,238	1,359
Malaysia	648	—	3	396	131	3	1,181	1,175
India	475	55	764	57	—	18	1,369	903
Hong Kong	539	1	27	215	—	36	818	697
China	23	30	676	37	—	47	813	415
Other(2)	115	233	119	458	—	36	961	839

	2,824	410	1,959	2,193	131	221	7,738	7,023

Latin America
Mexico	1,134	—	182	704	1,051	5	3,076	2,765
Brazil	27	—	387	375	—	—	789	997
Chile	427	183	2	—	226	1	839	884
Venezuela	3	—	—	125	74	—	202	241
Argentina	2	—	—	19	—	—	21	51
Other(4)	1,105	8	63	70	101	5	1,352	1,535

	2,698	191	634	1,293	1,452	11	6,279	6,473

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk.

(2)	Includes Indonesia, The Philippines, Singapore, Taiwan and Thailand.

(3)	Excludes goodwill of $104 (2003 — $111) in Chile.

(4)	Includes Colombia, Costa Rica, El Salvador, Panama, Peru and Uruguay.

Table 16 Loans and acceptances by geography

Excludes reverse repos						Percentage mix
As at September 30 ($ billions)	2004	2003	2002	2001	2000	2004	2000
Canada
Atlantic provinces	$11.3	$10.0	$9.4	$9.3	$9.2	7.1%	6.1%
Quebec	8.4	7.9	7.1	6.9	8.1	5.2	5.4
Ontario	66.5	60.8	55.5	51.5	50.7	41.5	33.7
Manitoba and Saskatchewan	5.1	5.0	4.8	4.8	4.4	3.2	2.9
Alberta	13.7	11.7	11.1	11.1	11.0	8.6	7.3
British Columbia	13.3	12.8	12.3	12.2	12.4	8.3	8.3

	118.3	108.2	100.2	95.8	95.8	73.9	63.7

International
United States	9.8	13.8	21.5	21.5	23.5	6.1	15.6
Europe	6.1	8.0	10.8	10.3	9.3	3.8	6.2
Caribbean	10.1	10.2	11.6	10.6	9.4	6.3	6.3
Asia	4.4	4.6	4.9	5.2	5.8	2.8	3.9
Latin America	12.2	12.2	13.1	15.0	7.6	7.6	5.0
Middle East and Africa	0.6	0.4	0.3	0.3	0.3	0.4	0.2

	43.2	49.2	62.2	62.9	55.9	27.0	37.2

General allowance (1)	(1.4)	(1.5)	(1.5)	(1.5)	(1.3)	(0.9)	(0.9)

Total loans and acceptances	$160.1	$155.9	$160.9	$157.2	$150.4	100.0%	100.0%

(1)	As at October 31.

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Table 17 Loans and acceptances by type of borrower

Excludes reverse repos	2004
As at September 30 ($ billions)	Balance	% of total	2003	2002	2001
Loans to households
Residential mortgages	$68.3	42.7%	$60.4	$55.9	$52.5
Personal loans	29.8	18.6	25.6	22.9	19.7

	98.1	61.3	86.0	78.8	72.2

Loans to businesses and governments
Resource and manufacturing, excluding automotive
Oil and gas	3.1	1.9	2.6	3.8	3.5
Mining and primary metals	3.0	1.8	3.3	4.0	4.1
Food and beverage	2.3	1.5	2.5	3.1	3.3
Agriculture	2.2	1.4	2.3	2.3	2.3
Forest products	1.4	0.9	1.6	2.6	2.5
Electrical and other machinery	1.3	0.8	1.6	2.2	3.2
Other resource and manufacturing	4.7	2.9	5.5	6.3	7.7

	18.0	11.2	19.4	24.3	26.6
Banks and other financial services	7.5	4.7	6.5	7.9	6.7
Real estate and construction	5.5	3.4	7.0	7.2	8.0
Wholesale and retail distribution, excluding automotive	5.4	3.4	5.7	5.1	6.6
Automotive manufacturing and distribution	4.6	2.9	4.8	5.0	5.2
Transportation	3.6	2.2	3.8	4.8	4.7
Hotels	2.4	1.5	2.9	3.0	3.1
Telecommunications and cable	2.0	1.2	3.2	4.8	4.9
Utilities	1.9	1.2	2.8	4.6	3.9
Media	1.7	1.1	2.5	2.9	2.9
Leisure and amusements	1.7	1.1	2.1	2.4	2.1
Government	1.7	1.1	1.7	1.3	1.7
Business services	1.5	0.9	1.9	2.2	2.3
Other services	5.9	3.7	7.1	8.1	7.8

	63.4	39.6	71.4	83.6	86.5

	161.5	100.9	157.4	162.4	158.7
General allowance(1)	(1.4)	(0.9)	(1.5)	(1.5)	(1.5)

Total loans and acceptances	$160.1	100.0%	$155.9	$160.9	$157.2

(1)	As at October 31.

Table 18 Off-balance sheet credit instruments

As at October 31 ($ billions)	2004	2003	2002	2001	2000
Commitments to extend credit	$104.2	$110.5	$127.0	$132.6	$127.7
Standby letters of credit and letters of guarantee	14.4	14.2	14.8	11.5	10.8
Securities lending, securities purchase commitments and other	4.8	7.7	5.9	4.9	6.7

Total	$123.4	$132.4	$147.7	$149.0	$145.2

Table 19 Provisions for credit losses as a percentage of average loans and acceptances

For the fiscal years (%)	2004	2003	2002	2001	2000
Canada
Residential mortgages, personal and credit cards	0.23%	0.26%	0.28%	0.28%	0.29%
Business	0.23	0.47	0.29	0.34	0.15
U.S. and Other International	0.34	0.70	2.06	1.22	0.87

Weighted subtotal – specific provisions	0.27	0.48	1.05	0.68	0.46

General provision	(0.05)	—	—	0.10	—

Weighted total	0.22%	0.48%	1.05%	0.78%	0.46%

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Table 20 Changes in net impaired loans(1)

As at October 31 ($ millions)	2004		2003	2002	2001	2000
Gross impaired loans
Balance at beginning of year	$3,241		$3,987	$4,439	$2,741	$2,380
New additions	1,774		2,634	4,843
Declassifications, payments and loan sales	(1,680)		(1,936)	(1,789)

Net additions	94		698	3,054	1,820	965
Acquisition of subsidiaries	—		—	—	906	121
Disposal of Scotiabank Quilmes operations(2)	—		—	(1,006)	—	—
Writeoffs	(982)		(927)	(2,376)	(1,165)	(781)
Foreign exchange and other	(153)		(517)	(124)	137	56

Balance at end of year	2,200		3,241	3,987	4,439	2,741

Specific allowance for credit losses
Balance at beginning of year	1,719		1,892	2,705	1,502	1,236
Acquisition of subsidiaries	—		—	—	919	153
Specific provision for credit losses	490		893	2,029	1,250	765
Disposal of Scotiabank Quilmes operations(2)	—		—	(504)	—	—
Writeoffs	(982)		(927)	(2,376)	(1,165)	(781)
Recoveries	158		164	169	123	113
Foreign exchange and other	(64	)(3)	(303)	(131)	76	16

Balance at end of year	1,321		1,719	1,892	2,705	1,502

Net impaired loans
Balance at beginning of year	1,522		2,095	1,734	1,239	1,144
Net change in gross impaired loans	(1,041)		(746)	(452)	1,698	361
Net change in specific allowance for credit losses	398		173	813	(1,203)	(266)

Balance at end of year	$879		$1,522	$2,095	$1,734	$1,239
General allowance for credit losses	1,375		1,475	1,475	1,475	1,300

Balance after deducting general allowance	(496)		47	620	259	(61)

(1)	Excludes net impaired loans pertaining to designated emerging markets in years prior to 2004.

(2)	Includes foreign exchange impact.

(3)	Includes $23 reclassified from country risk allowance and $8 transferred to other liabilities in 2004.

Table 21 Specific provisions for credit losses by business line

For the fiscal years ($ millions)	2004	2003	2002	2001	2000
Domestic
Retail	$207	$204	$197	$185	$184
Commercial	110	68	85	98	26

	317	272	282	283	210

International
Latin America(1)	4	(29)	434	162	99
Caribbean	53	84	73	62	61
Asia	14	17	13	25	16
Europe	(1)	1	3	1	9

	70	73	523	250	185

Scotia Capital
Canada	(15)	124	37	38	33
United States	54	270	1,131	671	308
Other	67	155	79	45	71

	106	549	1,247	754	412

Other	(3)	(1)	(23)	(37)	(42)

Total	$490	$893	$2,029	$1,250	$765

(1)	Includes reversals of $64 in 2003 and charge of $454 in 2002 of specific provisions with respect to Argentina, including cross-border exposure.

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> MANAGEMENT’S DISCUSSION & ANALYSIS

Table 22 Specific provisions for credit losses by type of borrower

For the fiscal years ($ millions)	2004	2003	2002
Personal loans	$241	$246	$241

Businesses and governments
Resource and manufacturing, excluding automotive
Oil and gas	—	(51)	9
Food and beverage	60	54	138
Forest products	(6)	19	15
Agriculture	41	25	3
Electrical and other machinery	(7)	42	57
Primary metals and mining	10	56	(2)
Other	15	25	181

	113	170	401
Automotive manufacturing and distribution	20	34	3
Banks and other financial services	—	—	(23)
Transportation	(24)	140	4
Wholesale and retail distribution, excluding automotive	81	25	20
Utilities	28	113	180
Telecommunications and cable	2	27	552
Real estate and construction	6	55	53
Media	—	—	24
Hotels	(6)	30	(1)
Government	1	1	1
Business services	—	67	33
Leisure & amusements	(16)	14	4
Other services	44	35	83

	249	711	1,334

	490	957	1,575
Argentina	—	(64)	454

Total specific provisions	$490	$893	$2,029

Table 23 Non-performing loans by type of borrower

	2004			2003
Excluding reverse repos		Allowance for			Allowance for
As at October 31 ($ millions)	Net	credit losses	Gross	Net	credit losses	Gross
Personal loans	$135	$(460)	$595	$321	$(436)	$757

Businesses and governments
Resource and manufacturing, excluding automotive
Oil and gas	—	—	—	—	—	—
Food and beverage	36	(97)	133	50	(88)	138
Forest products	3	(7)	10	10	(29)	39
Agriculture	18	(28)	46	14	(51)	65
Electrical and other machinery	32	(30)	62	49	(59)	108
Primary metals and mining	24	(63)	87	58	(88)	146
Other	64	(75)	139	69	(91)	160

	177	(300)	477	250	(406)	656
Automotive manufacturing and distribution	21	(29)	50	42	(66)	108
Banks and other financial services	9	(10)	19	2	(9)	11
Transportation	32	(49)	81	100	(140)	240
Wholesale and retail distribution, excluding automotive	40	(88)	128	20	(66)	86
Utilities	157	(121)	278	156	(138)	294
Telecommunications and cable	193	(38)	231	300	(86)	386
Real estate and construction	41	(112)	153	69	(124)	193
Media	3	(16)	19	7	(19)	26
Hotels	18	(25)	43	169	(70)	239
Government	—	(3)	3	—	(3)	3
Business services	3	(8)	11	15	(19)	34
Leisure & amusements	2	(10)	12	51	(40)	91
Other services	48	(52)	100	20	(97)	117

	744	(861)	1,605	1,201	(1,283)	2,484

	879	(1,321)	2,200	1,522	(1,719)	3,241
Allowance for credit losses - general	(1,375)			(1,475)

Net impaired loans after general allowance	$(496)			$47

72  2004 Scotiabank Annual Report

> MANAGEMENT’S DISCUSSION & ANALYSIS

CAPITAL

Table 24 Capital funding activity

Issues	Maturities/ Redemptions/Repurchases
Tier 1 Capital	Preferred shares
None	January 28, 2004	$250,000,000 Series 11 Non-cumulative Preferred Shares

Subordinated debentures
None

Table 25 Risk-weighted assets

As at October 31 ($ billions)			2004		2003
Conversion	Weighting			Risk-		Risk-
factor	factor		Gross	weighted	Gross	weighted
On-balance sheet
—	0 - 20%	Cash resources	$17.2	$2.4	$20.6	$3.1
—	0 - 100%	Securities(1)	58.8	7.6	63.2	9.0
—	0 - 50%	Residential mortgages	68.8	22.4	61.5	19.4
—	0 - 100%	Loans and acceptances	110.0	80.7	117.0	85.2
—	0 - 100%	Other assets	24.4	5.1	23.6	5.0

		Total on-balance sheet	279.2	118.2	285.9	121.7

Off-balance sheet
		Indirect credit instruments
0%	—	One year and under credit commitments	67.0	—	76.2	—
20%	0 - 100%	Short-term trade letters of credit	0.8	0.2	0.7	0.1
50%	0 - 100%	Longer-term credit commitments	37.1	15.7	34.3	14.9
50%	0 - 100%	Performance guarantees	5.3	2.6	4.6	2.3
100%	0 - 100%	Standby letters of credit, letters of guarantee,
		securities lending and other commitments	13.2	7.0	16.6	8.9

			123.4	25.5	132.4	26.2

		Interest rate instruments
0 - 1.5%	0 - 50%	Futures and forward rate agreements	120.0	—	173.5	—
0 - 1.5%	0 - 50%	Interest rate swaps	472.3	1.8	484.1	2.2
0 - 1.5%	0 - 50%	Interest rate options	95.9	0.1	105.4	0.2

			688.2	1.9	763.0	2.4

		Foreign exchange instruments
1 - 7.5%	0 - 50%	Futures and foreign exchange contracts	186.1	2.1	189.8	2.0
1 - 7.5%	0 - 50%	Currency swaps	52.6	1.6	52.3	1.3
1 - 7.5%	0 - 50%	Currency options	5.7	0.1	6.6	0.1

			244.4	3.8	248.7	3.4

		Other derivative instruments
6 - 10%	0 - 50%	Equity swaps and options	23.3	0.5	20.6	0.4
6 - 15%	0 - 50%	Credit derivatives	18.8	0.3	17.4	0.3
7 - 15%	0 - 50%	Other	2.6	0.1	2.9	0.1

			44.7	0.9	40.9	0.8

		Total off-balance sheet	1,100.7	32.1	1,185.0	32.8

		Total gross and risk-weighted assets	1,379.9	150.3	1,470.9	154.5

		Impact of master netting		(2.7)		(3.1)

		Market risk — risk assets equivalent (1)		2.9		3.1

		Total	$1,379.9	$150.5	$1,470.9	$154.5

(1)	Includes assets which are subject to market risk. The risk weighting of these assets is included in “Market risk — risk assets equivalent.”

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> MANAGEMENT’S DISCUSSION & ANALYSIS

OTHER INFORMATION

Table 26 Components of net income as a percentage of average total assets (1)

Taxable equivalent basis
For the fiscal years (%)	2004	2003	2002	2001	2000
Net interest income	2.16%	2.23%	2.34%	2.37%	2.26%
Provision for credit losses	(0.14)	(0.31)	(0.69)	(0.53)	(0.32)
Other income	1.52	1.39	1.33	1.50	1.54

Net interest and other income	3.54	3.31	2.98	3.34	3.48
Non-interest expenses	(2.06)	(1.99)	(2.01)	(2.08)	(2.16)
Restructuring provision and goodwill writeoff	—	—	—	—	0.01

Net income before the undernoted:	1.48	1.32	0.97	1.26	1.33
Provision for income taxes and non-controlling interest	(0.45)	(0.46)	(0.36)	(0.46)	(0.52)

Net income	1.03%	0.86%	0.61%	0.80%	0.81%
Average total assets ($ billions)	$284.0	$288.5	$296.9	$271.8	$238.7

(1)	Income from tax-exempt securities has been expressed on an equivalent before-tax basis. The provision for income taxes has been adjusted by a corresponding amount: 2004 — $274 million; 2003 — $278 million; 2002 — $268 million; 2001 — $230 million; 2000 — $194 million.

Table 27 General allowance and unrealized gains (losses) on investment securities

For the fiscal years ($ millions)	2004	2003	2002	2001	2000
General allowance	$1,375	$1,475	$1,475	$1,475	$1,300

Unrealized gains (losses) on investment securities
Common and preferred shares	$502	$164	$(131)	$35	$466
Emerging market bonds	507	512	219	298	388
Other fixed income	39	27	(113)	204	9

	$1,048	$703	$(25)	$537	$863

Table 28 Assets under administration and management

As at September 30 ($ billions)	2004	2003	2002	2001	2000
Assets under administration
Personal
Retail brokerage	$54.2	$47.4	$41.0	$40.1	$44.9
Investment management and trust	53.4	56.6	57.1	51.2	47.3

	107.6	104.0	98.1	91.3	92.2

Mutual funds	15.8	14.2	14.4	14.1	10.5
Institutional	33.4	43.8	31.9	47.7	54.0

Total	$156.8	$162.0	$144.4	$153.1	$156.7

Assets under management
Personal	$7.5	$7.0	$7.8	$8.2	$8.7
Mutual funds	11.8	11.6	12.2	12.0	8.1
Institutional	1.9	1.4	1.5	1.7	2.0

Total	$21.2	$20.0	$21.5	$21.9	$18.8

Table 29 Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2004	2003
Audit services	$13.1	$12.5
Audit-related services	0.5	0.5
Tax services outside of the audit scope	3.2	2.2
Other non-audit services	3.2	1.2

	$20.0	$16.4

74  2004 Scotiabank Annual Report

> MANAGEMENT’S DISCUSSION & ANALYSIS

Table 30 Selected quarterly information

	2004				2003
As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating results ($ millions)
Net interest income (TEB(1))	1,499	1,534	1,558	1,548	1,584	1,630	1,603	1,611
Total revenue (TEB(1))	2,495	2,569	2,807	2,588	2,591	2,639	2,568	2,645
Provision for credit losses	40	50	130	170	120	200	248	325
Non-interest expenses	1,461	1,472	1,523	1,406	1,494	1,453	1,429	1,355
Provision for income taxes (TEB(1))	239	264	313	251	250	291	225	296
Net income	708	733	786	704	660	626	596	595
Net income available to common shareholders	701	727	780	684	650	616	572	568

Operating performance
Basic earnings per share(2) ($)	0.70	0.72	0.77	0.68	0.64	0.61	0.57	0.56
Diluted earnings per share(2) ($)	0.69	0.71	0.75	0.67	0.63	0.60	0.56	0.55
Return on equity (%)	18.8	19.4	21.8	19.4	18.6	17.7	17.2	16.6
Productivity ratio (%)(TEB(1))	58.6	57.3	54.3	54.3	57.7	55.1	55.6	51.2
Net interest margin on total average assets (%)(TEB(1))	2.12	2.15	2.21	2.18	2.22	2.28	2.25	2.17

Balance sheet information ($ billions)
Cash and securities	75.9	85.0	81.3	81.6	83.8	78.9	77.3	74.5
Loans and acceptances	178.9	182.2	179.9	175.7	178.5	179.6	189.2	188.0
Total assets	279.2	286.9	283.6	281.5	285.9	282.2	291.7	289.6
Deposits	195.2	201.1	197.6	191.8	192.7	190.3	189.2	192.7
Preferred shares	0.6	0.6	0.6	0.6	0.8	0.8	0.8	1.1
Common shareholders’ equity	14.7	15.0	14.9	14.2	13.8	13.9	13.6	13.7
Assets under administration	156.8	162.1	162.3	167.7	162.0	161.2	154.9	154.9
Assets under management	21.2	21.2	20.9	20.5	20.0	20.2	19.6	20.7

Capital measures (%)
Tier 1 capital ratio	11.5	11.3	11.2	10.9	10.8	10.6	10.3	10.0
Total capital ratio	13.9	13.7	13.6	13.4	13.2	13.1	12.7	12.8
Common equity to risk-weighted assets	9.9	9.8	9.7	9.5	9.2	9.1	8.7	8.8
Tangible common equity to risk-weighted assets (3)	9.7	9.5	9.4	9.2	8.9	8.7	8.4	8.5
Risk-weighted assets ($ billions)	150.5	155.5	155.7	153.5	154.5	157.2	159.1	163.2

Credit quality
Net impaired loans after specific allowance(4) ($ millions)	879	1,198	1,371	1,487	1,522	1,792	1,853	2,034
General allowance for credit losses ($ millions)	1,375	1,425	1,475	1,475	1,475	1,475	1,475	1,475
Net impaired loans as a % of loans and acceptances(4)	0.49	0.66	0.76	0.85	0.85	1.00	0.98	1.08
Specific provision for credit losses as a % of average loans and acceptances	0.20	0.22	0.30	0.38	0.27	0.43	0.53	0.67

Common share information
Share price(2) ($)
High	40.00	36.88	37.45	34.24	33.70	32.19	27.90	27.38
Low	35.28	32.90	33.38	31.08	29.19	27.52	24.84	22.28
Close	39.60	36.60	35.15	33.75	32.74	30.24	27.90	25.35
Shares outstanding(2) (millions)
Average – Basic	1,008	1,008	1,011	1,011	1,012	1,010	1,007	1,009
Average – Diluted	1,024	1,024	1,028	1,027	1,028	1,027	1,023	1,025
End of period	1,009	1,008	1,009	1,011	1,011	1,012	1,008	1,007
Dividends per share(2) ($)	0.30	0.30	0.25	0.25	0.22	0.22	0.20	0.20
Dividend yield (%)	3.2	3.4	2.8	3.1	2.8	2.9	3.0	3.2
Dividend payout ratio(5) (%)	43.1	41.6	32.4	37.0	34.2	36.1	35.2	35.6
Market capitalization ($ billions)	39.9	36.9	35.5	34.1	33.1	30.6	28.1	25.5
Book value per share(2) ($)	14.56	14.86	14.73	14.05	13.67	13.76	13.50	13.56
Market value to book value multiple	2.7	2.5	2.4	2.4	2.4	2.2	2.1	1.9
Price to earnings multiple (trailing 4 quarters)	13.8	13.0	13.0	13.5	13.8	13.2	12.6	11.4

(1)	Taxable equivalent basis. Refer to the non-GAAP measures on page 33.

(2)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(3)	Represents common shareholders’ equity and non-controlling interest in the common equity of operating subsidiaries, less goodwill and intangible assets, as a percentage of risk-weighted assets.

(4)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(5)	Represents common dividends for the period as a percentage of the net income available to common shareholders for the period .

2004 Scotiabank Annual Report  75

> MANAGEMENT’S DISCUSSION & ANALYSIS

Eleven-year Statistical Review
Consolidated Balance Sheet

As at October 31 ($ millions)	2004	2003	2002	2001
Assets
Cash resources	$17,155	$20,581	$20,273	$20,160

Securities
Investment	15,717	20,293	21,602	25,450
Trading	43,056	42,899	34,592	27,834

	58,773	63,192	56,194	53,284

Loans
Residential mortgages	69,018	61,646	56,295	52,592
Personal and credit cards	30,182	26,277	23,363	20,116
Business and governments	57,384	64,313	77,181	79,460
Securities purchased under resale agreements	17,880	22,648	32,262	27,500

	174,464	174,884	189,101	179,668

Allowance for credit losses	2,696	3,217	3,430	4,236

	171,768	171,667	185,671	175,432

Other
Customers’ liability under acceptances	7,086	6,811	8,399	9,301
Trading derivatives’ market valuation	14,198	15,308	15,821	15,886
Land, buildings and equipment	1,872	1,944	2,101	2,325
Other assets	8,360	6,389	7,921	8,037

	31,516	30,452	34,242	35,549

	$279,212	$285,892	$296,380	$284,425

Liabilities and shareholders’ equity
Deposits
Personal	$79,020	$76,431	$75,558	$75,573
Business and governments	94,125	93,541	93,830	80,810
Banks	22,051	22,700	26,230	29,812

	195,196	192,672	195,618	186,195

Other
Acceptances	7,086	6,811	8,399	9,301
Obligations related to securities sold under repurchase agreements	19,428	28,686	31,881	30,627
Obligations related to securities sold short	7,585	9,219	8,737	6,442
Trading derivatives’ market valuation	14,054	14,758	15,500	15,453
Other liabilities	15,733	14,145	15,678	15,369
Non-controlling interest in subsidiaries	2,280	2,326	1,912	1,086

	66,166	75,945	82,107	78,278

Subordinated debentures	2,615	2,661	3,878	5,344

Shareholders’ equity
Capital stock
Preferred shares	550	800	1,275	1,775
Common shares and contributed surplus	3,229	3,141	3,002	2,920
Retained earnings and cumulative foreign currency translation	11,456	10,673	10,500	9,913

	15,235	14,614	14,777	14,608

	$279,212	$285,892	$296,380	$284,425

[Additional columns below]

[Continued from above table, first column(s) repeated]

(1)	Pre-1996 comparative amounts have not been restated to reflect the reporting of trading derivatives’ market valuation on a gross basis, as they were not reasonably determinable.

76  2004 Scotiabank Annual Report

> MANAGEMENT’S DISCUSSION & ANALYSIS

As at October 31 ($ millions)	2000	1999	1998	1997	1996	1995(1)	1994
Assets
Cash resources	$18,744	$17,115	$22,900	$18,174	$14,737	$16,728	$11,388

Securities
Investment	19,565	20,030	17,392	17,091	15,835	13,820	17,093
Trading	21,821	13,939	12,108	10,908	10,070	8,154	8,473

	41,386	33,969	29,500	27,999	25,905	21,974	25,566

Loans
Residential mortgages	50,037	47,916	45,884	41,727	30,683	28,620	26,857
Personal and credit cards	17,988	16,748	18,801	17,764	16,801	15,343	13,421
Business and governments	78,172	69,873	76,542	59,353	50,408	47,741	44,438
Securities purchased under resale agreements	23,559	13,921	11,189	8,520	9,112	8,378	4,304

	169,756	148,458	152,416	127,364	107,004	100,082	89,020

Allowance for credit losses	2,853	2,599	1,934	1,625	1,568	2,295	2,241

	166,903	145,859	150,482	125,739	105,436	97,787	86,779

Other
Customers’ liability under acceptances	8,807	9,163	8,888	7,575	5,945	5,563	4,796
Trading derivatives’ market valuation	8,244	8,039	13,675	8,925	8,978	–	–
Land, buildings and equipment	1,631	1,681	1,759	1,716	1,523	1,485	1,200
Other assets	7,456	6,865	6,384	5,025	2,777	3,652	3,199

	26,138	25,748	30,706	23,241	19,223	10,700	9,195

	$253,171	$222,691	$233,588	$195,153	$165,301	$147,189	$132,928

Liabilities and shareholders’ equity
Deposits
Personal	$68,972	$65,715	$62,656	$59,239	$47,768	$45,538	$42,431
Business and governments	76,980	64,070	70,779	56,928	44,981	41,747	35,660
Banks	27,948	26,833	32,925	22,808	25,145	24,060	21,664

	173,900	156,618	166,360	138,975	117,894	111,345	99,755

Other
Acceptances	8,807	9,163	8,888	7,575	5,945	5,563	4,796
Obligations related to securities sold under repurchase agreements	23,792	16,781	14,603	11,559	7,894	7,354	5,798
Obligations related to securities sold short	4,297	2,833	3,121	3,739	6,509	5,416	5,989
Trading derivatives’ market valuation	8,715	8,651	14,360	8,872	8,571	–	–
Other liabilities	14,586	11,667	9,787	9,731	7,387	6,809	7,158
Non-controlling interest in subsidiaries	729	198	173	137	101	133	175

	60,926	49,293	50,932	41,613	36,407	25,275	23,916

Subordinated debentures	5,370	5,374	5,482	5,167	3,251	3,249	3,016

Shareholders’ equity
Capital stock
Preferred shares	1,775	1,775	1,775	1,468	1,325	1,575	1,100
Common shares and contributed surplus	2,765	2,678	2,625	2,567	2,161	1,994	1,839
Retained earnings and cumulative foreign currency translation	8,435	6,953	6,414	5,363	4,263	3,751	3,302

	12,975	11,406	10,814	9,398	7,749	7,320	6,241

	$253,171	$222,691	$233,588	$195,153	$165,301	$147,189	$132,928

2004 Scotiabank Annual Report  77

> MANAGEMENT’S DISCUSSION & ANALYSIS

Consolidated Statement of Income

For the year ended October 31
($ millions)	2004	2003	2002	2001
Interest income
Loans	$9,074	$9,945	$10,708	$13,049
Securities	2,662	2,859	3,087	3,062
Deposits with banks	441	442	573	872

	12,177	13,246	14,368	16,983

Interest expense
Deposits	4,790	5,222	5,519	8,233
Subordinated debentures	112	139	203	303
Other	1,410	1,735	1,971	2,247

	6,312	7,096	7,693	10,783

Net interest income	5,865	6,150	6,675	6,200
Provision for credit losses	390	893	2,029	1,425

Net interest income after provision for credit losses	5,475	5,257	4,646	4,775

Other income	4,320	4,015	3,942	4,071

Net interest and other income	9,795	9,272	8,588	8,846

Non-interest expenses
Salaries and employee benefits	3,452	3,361	3,344	3,220
Other(2)	2,410	2,370	2,630	2,442
Restructuring provisions following acquisitions	–	–	–	–

	5,862	5,731	5,974	5,662

Income before the undernoted	3,933	3,541	2,614	3,184
Provision for income taxes	793	784	601	876
Non-controlling interest in net income of subsidiaries	209	280	216	139

Net income	$2,931	$2,477	$1,797	$2,169

Preferred dividends paid and other	39	71	105	108

Net income available to common shareholders	$2,892	$2,406	$1,692	$2,061

Average number of common shares outstanding (millions)(3):
Basic	1,010	1,010	1,009	1,001
Diluted	1,026	1,026	1,026	1,018
Earnings per common share (in dollars)(3):
Basic	$2.87	$2.38	$1.68	$2.06
Diluted	$2.82	$2.34	$1.65	$2.02
Dividends per common share (in dollars)(3)	$1.10	$0.84	$0.73	$0.62

[Additional columns below]

[Continued from above table, first column(s) repeated]

(1)	These financial results were prepared in accordance with Canadian GAAP, including the accounting requirements of the Superintendent, other than recording the increase in the general provision for credit losses as a direct charge to retained earnings in the fourth quarter of 1999, which was in accordance with the accounting requirements specified by the Superintendent under the Bank Act. Had the one-time increase in the general provision of $550 before tax ($314 after-tax) been recorded as a charge to the Consolidated Statement of Income, these financial results would have been as follows: provision for credit losses $1,185, net income $1,237, basic earnings per share $1.14 and diluted earnings per share $1.13.

(2)	Other non-interest expenses include (a) in 2003 and 2002, a loss on disposal of subsidiary operations of $31 and $237, respectively, (b) in 1997, a $26 write off of goodwill, and (c) in 1994, a $162 write off of goodwill.

(3)	Amounts have been retroactively adjusted to reflect the one-for-one stock dividend paid April 28, 2004 and the two-for-one stock split on February 12, 1998.

78 2004 Scotiabank Annual Report

> MANAGEMENT’S DISCUSSION & ANALYSIS

For the year ended October 31
($ millions)	2000	1999(1)	1998	1997	1996	1995	1994
Interest income
Loans	$12,129	$10,654	$10,269	$8,082	$7,881	$8,007	$6,090
Securities	2,286	1,874	1,815	1,636	1,757	1,991	1,287
Deposits with banks	916	943	1,007	770	740	597	391

	15,331	13,471	13,091	10,488	10,378	10,595	7,768

Interest expense
Deposits	8,192	7,284	7,303	5,714	5,969	6,166	4,149
Subordinated debentures	324	314	354	260	214	209	172
Other	1,616	1,201	1,057	797	841	1,046	487

	10,132	8,799	8,714	6,771	7,024	7,421	4,808

Net interest income	5,199	4,672	4,377	3,717	3,354	3,174	2,960
Provision for credit losses	765	635	595	35	380	560	567

Net interest income after provision for credit losses	4,434	4,037	3,782	3,682	2,974	2,614	2,393

Other income	3,665	3,183	2,858	2,683	2,008	1,498	1,606

Net interest and other income	8,099	7,220	6,640	6,365	4,982	4,112	3,999

Non-interest expenses
Salaries and employee benefits	2,944	2,627	2,501	2,202	1,910	1,652	1,583
Other(2)	2,209	2,149	1,945	1,607	1,327	1,192	1,273
Restructuring provisions following acquisitions	(34)	(20)	–	250	(20)	–	175

	5,119	4,756	4,446	4,059	3,217	2,844	3,031

Income before the undernoted	2,980	2,464	2,194	2,306	1,765	1,268	968
Provision for income taxes	990	867	762	758	665	371	455
Non-controlling interest in net income of subsidiaries	64	46	38	34	31	21	31

Net income	$1,926	$1,551	$1,394	$1,514	$1,069	$876	$482

Preferred dividends paid and other	108	108	97	99	113	104	97

Net income available to common shareholders	$1,818	$1,443	$1,297	$1,415	$956	$772	$385

Average number of common shares outstanding (millions)(3):
Basic	991	986	982	958	937	914	875
Diluted	1,003	996	993	966	939	915	875
Earnings per common share (in dollars)(3):
Basic	$1.83	$1.46	$1.32	$1.48	$1.02	$0.84	$0.44
Diluted	$1.81	$1.45	$1.31	$1.46	$1.02	$0.84	$0.44
Dividends per common share (in dollars)(3)	$0.50	$0.44	$0.40	$0.37	$0.33	$0.31	$0.29

2004 Scotiabank Annual Report 79

> MANAGEMENT’S DISCUSSION & ANALYSIS

Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2004	2003	2002		2001
Preferred shares
Bank:
Balance at beginning of year	$550	$1,025	$1,525		$1,525
Issued	–	–	–		–
Redeemed	(250)	(475)	(500)		–

Balance at end of year	300	550	1,025		1,525
Scotia Mortgage Investment Corporation	250	250	250		250

Total	550	800	1,275		1,775

Common shares and contributed surplus
Balance of common shares at beginning of year	3,140	3,002	2,920		2,765
Issued	117	163	101		155
Purchased for cancellation	(29)	(25)	(19)		–

Balance of common shares at end of year	3,228	3,140	3,002		2,920
Contributed surplus: Fair value of stock options	1	1	–		–

Total	3,229	3,141	3,002		2,920

Retained earnings and cumulative foreign currency translation
Balance at beginning of year	10,673	10,500	9,913		8,435
Adjustments	–	–	(76	)(1)	(39	)(2)
Net income	2,931	2,477	1,797		2,169
Dividends: Preferred	(29)	(52)	(105)		(108)
Common	(1,110)	(849)	(732)		(621)
Net unrealized foreign exchange translation gains/(losses)	(709)	(1,176)	(137)		79
Purchase of shares and premium on redemption	(300)	(220)	(154)		–
Other	–	(7)	(6)		(2)

Balance at end of year	11,456	10,673	10,500		9,913

Total shareholders’ equity at end of year	$15,235	$14,614	$14,777		$14,608

Other Statistics(5)
Operating performance
Basic earnings per share ($)(6)	2.87	2.38	1.68		2.06

Diluted earnings per share ($)(6)	2.82	2.34	1.65		2.02

Return on equity (%)	19.9	17.6	13.0		17.3

Productivity ratio (%)(TEB)	56.0	54.9	54.9		53.9

Return on assets (%)	1.03	0.86	0.61		0.80

Net interest margin on total average assets (%)(TEB)	2.16	2.23	2.34		2.37

Capital measures
Tier 1 capital ratio (%)	11.5	10.8	9.9		9.3

Total capital ratio (%)	13.9	13.2	12.7		13.0

Assets to capital ratio(7)	13.8	14.4	14.5		13.5

Common equity to risk-weighted assets (%)	9.9	9.2	8.6		8.1

Tangible common equity to risk-weighted assets (%)	9.7	8.9	8.3		7.8

Common share information
Share price ($):(6)
High	40.00	33.70	28.10		25.25

Low	31.08	22.28	21.01		18.65

Close	39.60	32.74	22.94		21.93

Number of shares outstanding (millions)(6)	1,009	1,011	1,008		1,008

Dividends per share ($)(6)	1.10	0.84	0.73		0.62

Dividend payout (%)(8)	38.4	35.3	43.2		30.1

Dividend yield (%)(9)	3.1	3.0	3.0		2.8

Price to earnings multiple(10)	13.8	13.8	13.7		10.6

Book value per common share ($)(6)	14.56	13.67	13.39		12.74

Other information
Average total assets ($ millions)	283,986	288,513	296,852		271,843

Number of branches and offices	1,871	1,850	1,847		2,005

Number of employees(11)	43,928	43,986	44,633		46,804

Number of automated banking machines	4,219	3,918	3,693		3,761

[Additional columns below]

[Continued from above table, first column(s) repeated]

(1)	Cumulative effect of adoption of new goodwill accounting standard.

(2)	Cumulative effect of adoption of new corporate income taxes accounting standard.

(3)	If the increase in the general provision had been charged to income (refer to footnote 1 on the previous page), these 1999 financial ratios would have been: return on equity 12.0%, return on assets 0.54%, basic earnings per share $1.14, diluted earnings per share $1.13, dividend payout 38.0% and price earnings multiple 14.3.

(4)	In accordance with the guidelines issued by the Superintendent, the Bank adopted new impaired loans accounting principles established by the CICA.

(5)	Pre-1996 comparative amounts have not been restated to reflect the reporting of trading derivatives’ market valuation on a gross basis, as they were not reasonably determinable.

80 2004 Scotiabank Annual Report

> MANAGEMENT’S DISCUSSION & ANALYSIS

For the year ended October 31 ($ millions)	2000	1999		1998	1997	1996		1995	1994
Preferred shares
Bank:
Balance at beginning of year	$1,525	$1,525		$1,218	$1,325	$1,575		$1,100	$1,300
Issued	–	–		311	143	100		675	–
Redeemed	–	–		(4)	(250)	(350)		(200)	(200)

Balance at end of year	1,525	1,525		1,525	1,218	1,325		1,575	1,100
Scotia Mortgage Investment Corporation	250	250		250	250	–		–	–

Total	1,775	1,775		1,775	1,468	1,325		1,575	1,100

Common shares and contributed surplus
Balance of common shares at beginning of year	2,678	2,625		2,567	2,161	1,994		1,839	1,429
Issued	87	53		58	406	167		155	410
Purchased for cancellation	–	–		–	–	–		–	–

Balance of common shares at end of year	2,765	2,678		2,625	2,567	2,161		1,994	1,839
Contributed surplus: Fair value of stock options	–	–		–	–	–		–	–

Total	2,765	2,678		2,625	2,567	2,161		1,994	1,839

Retained earnings and cumulative foreign currency translation
Balance at beginning of year	6,953	6,414		5,363	4,263	3,751		3,302	3,175
Adjustments	–	(314	)(3)	–	–	(116	)(4)	–	–
Net income	1,926	1,551		1,394	1,514	1,069		876	482
Dividends: Preferred	(108)	(108)		(97)	(99)	(113)		(104)	(97)
Common	(496)	(429)		(393)	(355)	(305)		(283)	(253)
Net unrealized foreign exchange translation gains/(losses)	163	(160)		152	43	(19)		(15)	9
Purchase of shares and premium on redemption	–	–		–	–	–		–	–
Other	(3)	(1)		(5)	(3)	(4)		(25)	(14)

Balance at end of year	8,435	6,953		6,414	5,363	4,263		3,751	3,302

Total shareholders’ equity at end of year	$12,975	$11,406		$10,814	$9,398	$7,749		$7,320	$6,241

Other Statistics(5)
Operating performance
Basic earnings per share ($)(6)	1.83	1.46	(3)	1.32	1.48	1.02		0.84	0.44

Diluted earnings per share ($)(6)	1.81	1.45	(3)	1.31	1.46	1.02		0.84	0.44

Return on equity (%)	17.6	15.3	(3)	15.3	20.2	15.8		14.2	7.9

Productivity ratio (%)(TEB)	56.5	59.3		60.4	62.4	58.8		59.9	65.6

Return on assets (%)	0.81	0.68	(3)	0.65	0.85	0.67		0.64	0.40

Net interest margin on total average assets (%)(TEB)	2.26	2.11		2.11	2.13	2.18		2.31	2.62

Capital measures
Tier 1 capital ratio (%)	8.6	8.1		7.2	6.9	6.7		6.7	6.2

Total capital ratio (%)	12.2	11.9		10.6	10.4	8.9		9.6	9.6

Assets to capital ratio(7)	13.7	13.5		14.9	14.2	16.4		15.2	15.2

Common equity to risk-weighted assets (%)	7.3	6.9		6.0	5.8	5.5		5.4	5.4

Tangible common equity to risk-weighted assets (%)	7.0	6.7		5.7	5.6	5.5		5.4	5.4

Common share information
Share price ($):(6)
High	22.83	18.45		22.35	17.05	10.60		7.57	8.32

Low	13.03	14.30		11.40	10.28	7.10		6.07	5.79

Close	21.75	16.80		16.10	15.54	10.57		7.22	6.88

Number of shares outstanding (millions)(6)	996	989		984	980	950		929	905

Dividends per share ($)(6)	0.50	0.44		0.40	0.37	0.33		0.31	0.29

Dividend payout (%)(8)	27.3	29.7	(3)	30.3	25.1	31.9		36.7	65.8

Dividend yield (%)(9)	2.8	2.7		2.4	2.7	3.7		4.6	4.1

Price to earnings multiple(10)	11.9	11.5	(3)	12.2	10.5	10.4		8.5	15.6

Book value per common share ($)(6)	11.25	9.74		9.18	8.09	6.76		6.18	5.68

Other information
Average total assets ($ millions)	238,664	229,037		213,973	179,176	158,803		137,988	120,619

Number of branches and offices	1,695	1,654		1,741	1,658	1,464		1,460	1,454

Number of employees(11)	40,946	40,894		42,046	38,648	34,592		33,717	33,272

Number of automated banking machines	2,669	2,322		2,244	2,030	1,526		1,429	1,381

(6)	Amounts have been retroactively adjusted to reflect the one-for-one stock dividend paid April 28, 2004 and the two-for-one stock split on February 12, 1998.

(7)	Based on guidelines issued by the Superintendent, the Bank’s assets to capital ratio is calculated by dividing adjusted total assets by total regulatory capital.

(8)	Dividend payments as a percentage of net income available to common shareholders.

(9)	Based on the average of the high and low common share price for the year.

(10)	Based on the closing common share price.

(11)	Includes all personnel (part-time stated on a full-time equivalent basis) of the Bank and all its subsidiaries.

2004 Scotiabank Annual Report 81